This Registration Statement also constitutes Post-Effective Amendment No. 1 to
                 Registration Statement No. 333-42965

   As filed with the Securities and Exchange Commission on August 24, 1998

                                        Registration No. 333-
------------------------------------------------------------------------------

                      SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C. 20549

                               FORM S-3
                        REGISTRATION STATEMENT
                                Under
                     The Securities Act Of 1933

                             TELEGROUP, INC.
        (Exact name of Registrant as specified in its charter)

       Iowa                                       42-1344121
 (State of incorporation)                     (I.R.S. Employer
                                                 Identification Number)

                              2098 Nutmeg Avenue
                             Fairfield, Iowa 52556
                                  (515) 472-5000
  (Address, Including Zip Code, and Telephone Number, Including Area Code, of
               Registrant's Principal Executive Principal Offices)

                                Douglas A. Neish
                            Chief Financial Officer
                                 Telegroup, Inc.
                               2098 Nutmeg Avenue
                             Fairfield, Iowa 52556
                                (515) 472-5000

                                    Copy to:
                           Morris F. DeFeo, Jr., Esq.
                       Swidler Berlin Shereff Friedman, LLP
                          3000 K Street, N.W., Suite 300
                               Washington, DC 20007

     Approximate date of commencement of proposed sale to the public:   As
soon as practicable on or after the effective date of this Registration
Statement.

     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, please check the following box. [x]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                       CALCULATION OF REGISTRATION FEE
-----------------------------------------------------------------------------
  Title of      Amount   Proposed Maximum    Proposed Maximum      Amount of
Shares to be    to be      Offering Price   Aggregate Offering   Registration
 Registered    Registered   Per Unit(1)          Price                Fee
------------------------------------------------------------------------------
Common Stock,
no par value     481,136       $7.69            $3,699,935        $1,091.48
------------------------------------------------------------------------------
(1) Estimated solely for purposes of calculating the registration fee. In accordance with Rule 457(c) of Regulation C, the estimated price for such shares was based on the average of the high and low reported prices on the Nasdaq National Market System on August 18, 1998.

    Pursuant to Rule 429 under the Securities Act of 1933, as amended, the Prospectus included as a part of this Registration Statement also relates to securities of the Registrant covered by an earlier Registration Statement on Form S-1, File No. 333-42965, declared effective by the Commission on January 30, 1998, and this Registration Statement is deemed to constitute Post-effective Amendment No. 1 to the earlier Registration Statement.

     The Registrant hereby amends this Registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with
Section 8(a) of the Securities Act of 1933 , as amended, or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

SUBJECT TO COMPLETION, DATED AUGUST 24, 1998

PROSPECTUS

                              TELEGROUP, INC.

                     481,136 Shares of Common Stock

     This Prospectus relates to the public offer and sale (the "Offering") of up to 481,136 shares (the "Securities") of common stock, no par value (the "Common Stock"), of Telegroup, Inc. ("Telegroup" or the "Company"), which may be offered from time to time for the account of certain selling shareholders named herein (the "Selling Shareholders"). See "Selling Shareholders" and "Plan of Distribution." Information concerning the Selling Shareholders may change from time to time, which changes will be set forth in an accompanying Prospectus Supplement.

     The Common Stock is traded on the Nasdaq National Market ("Nasdaq") under the symbol "TGRP." The closing sale price of the Common Stock reported on Nasdaq on August 18, 1998 was $7.44 per share.

     The Company has been advised by the Selling Shareholders that the Selling Shareholders, acting as principals for their own account, directly or through agents, dealers or underwriters to be designated from time to time, may sell the Common Stock from time to time on terms to be determined at the time of sale through customary brokerage channels, negotiated transactions or a combination of these methods at fixed prices that may be changed, at market prices then prevailing or at negotiated prices then obtainable. To the extent required, the number of shares of Common Stock to be sold, the names of the Selling Shareholders, the purchase price, the public offering price, the name of any agent, dealer or underwriter, the amount of any offering expenses, any applicable commissions or discounts and any other material information with respect to a particular offer will be set forth in an accompanying Prospectus Supplement or, if appropriate, a post-effective amendment to the Registration Statement of which this Prospectus is a part. Each of the Selling Shareholders reserves the right to accept and, together with its agents from time to time, to reject in whole or in part any proposed purchase of the Securities to be made directly or through agents. Since the Common Stock registered hereunder is being offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended (the "Securities Act"), the Company cannot include herein information about the price to the public of the Common Stock or the proceeds to the Selling Shareholders. The Selling Shareholders and any brokers or dealers executing selling orders on their behalf may be deemed "underwriters" within the meaning of the Securities Act, in which event the usual and customary selling commissions which may be paid to the brokers or dealers may be deemed to be underwriting commissions under the Securities Act. The aggregate proceeds to the Selling Shareholders from the sale of the Securities offered by the Selling Shareholders hereby will be the purchase price of such Securities less any discounts or commissions. There can be no assurance that any or all of the Shares registered hereunder will be sold.
The Company will receive no portion of the proceeds from the sale of the Securities offered hereby and will bear certain expenses incident to their registration. See "Plan of Distribution."

SEE "RISK FACTORS" BEGINNING ON PAGE 7 OF THIS PROSPECTUS FOR A DISCUSSION OF RISK FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE SHARES OF COMMON STOCK OFFERED HEREBY.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO THE REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF SUCH STATE.

         The date of this Prospectus is August    , 1998

                           AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files periodic reports, proxy materials and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy materials and other information may be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the following regional offices of the Commission: 7 World Trade Center, 13th Floor, New York, New York 10048 and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies may also be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The Common Stock is quoted on Nasdaq. Such reports, proxy materials and other information may also be inspected at the National Association of Securities Dealers, Inc., at 1735 K Street, N.W. Washington, D.C. 20006. In addition, the Commission maintains a World Wide Web site on the Internet at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission.

     This Prospectus constitutes a part of a Registration Statement on Form S-3 (the "Registration Statement") under the Securities Act with respect to the Securities offered hereby. This Prospectus does not contain all the information set forth in the Registration Statement and the exhibits thereto, certain parts of which have been omitted in accordance with the rules and regulations of the Commission. Statements contained in this Prospectus as to the contents of any contracts or other documents referred to are not necessarily complete, and in each instance reference is made to the copy of such contract or other document filed as an exhibit or incorporated by reference into the Registration Statement, each such statement being qualified in all respects by such reference. For further information with respect to the Company and the Securities offered hereby, reference is made to the Registration Statement and the exhibits and schedules thereto. Copies of the Registration Statement and the exhibits and schedules thereto may be inspected, without charge, at the offices of the Commission or obtained upon payment of prescribed rates from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549.

               SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

     Any statements contained in this Prospectus including any documents that are incorporated by reference, that express, or involve discussions as to, expectations, beliefs, plans, objectives, assumptions of future events or performance (often, but not always, through the use of words or phrases such as "will likely result," "are expected to," "will continue," "estimates," "believes," "anticipates," "intends," "expects, " "intends," "plans" or the negative thereof or other variations thereon or comparable terminology), are not historical facts but are "forward-looking statements" (as such term is defined in the Private Securities Litigation Reform Act of 1995) that involve risks and uncertainties. Accordingly, any such statements are qualified in their entirety by reference to, and are accompanied by, the factors discussed throughout this Prospectus, and particularly by the risk factors set forth herein under "Risk Factors." Among the key factors that have a direct bearing on the Company's results of operations are the potential risk of delay

implementing the Company's business plan, the political, economic and legal aspects of the markets in which the Company operates, competition and the Company's need for additional financing. These and other factors are discussed herein under "Risk Factors" and elsewhere in this Prospectus.

     The risk factors described herein could cause actual results or outcomes to differ materially from those expressed in any forward-looking statements of the Company made by or on behalf of the Company, and investors, therefore, should not place undue reliance on any such forward-looking statements. Further, any forward-looking statement speaks only as of the date on which such statement is made, and the Company undertakes no obligation to update any forward-looking statement or statements to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for management to predict all of such factors. Further, management cannot assess the impact of each such factor on the Company's business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

                  INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

    The Company hereby incorporates by reference in this Prospectus: (i) the Company's Annual Report on Form 10-K for the year ended December 31, 1997;
(ii) Quarterly Reports on Form 10-Q for each of the fiscal quarters ended March 31,1998 and June 30,1998; (iii) Current Report on Form 8-K filed on December 12, 1997, as amended pursuant to an amendment filed on January 13, 1998; and (iv) the Company's Proxy Statement filed on April 17, 1998, all of which have been filed with the Commission pursuant to the Exchange Act.

     All reports and other documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering of the Securities hereby shall be deemed to be incorporated by reference into this Prospectus and to be a part hereof from the date of filing such reports and documents. Any statement included or incorporated herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     The Company will provide without charge to each person to whom a copy of this Prospectus has been delivered, on the written or oral request of such person, a copy of the other documents incorporated herein by reference, other than exhibits to such documents unless they are specifically incorporated by reference into such documents. Requests for such copies should be directed to the Company's General Counsel at 2098 Nutmeg Avenue, Fairfield, Iowa 52556,
(515) 472-5000.


                               THE COMPANY

     Telegroup is a rapidly growing global telecommunications company providing high quality, competitively priced, international and national telecommunications services. The Company offers a broad range of international, national, value-added wholesale and enhanced telecommunications services to approximately 300,000 small and medium-sized business and residential customers, and 39 wholesale customers in approximately 200 countries. The Company established an early presence in key European and Asia-Pacific markets in order to capitalize on the market opportunities presented by full deregulation in the telecommunications industry. Telegroup has achieved its significant international market penetration by developing what it believes to be one of the most comprehensive sales, marketing and customer service organizations in the global telecommunications industry and by operating a reliable, flexible, cost-effective, digital, facilities-based network (the ''Telegroup Intelligent Global Network '' or ''TIGN''). The Company believes that the TIGN is one of the largest alternative global telecommunications networks. As of June 30, 1998, the TIGN consisted of the Company's Network Operations Center ("NOC") in Coralville, Iowa, 25 Nortel DMS and Excel LNX switches, 18 Nortel Passport ATM switches, five enhanced services platforms, 26,000 miles of owned and leased transmission capacity on ten digital fiber-optic cable links and leased parallel data transmission capacity. Telegroup's revenues have increased from $29.8 million in 1993 to $337.4 million for the year ended December 31, 1997, and were $186.9 million for the six months ended June 30, 1998. In 1993, the Company had an operating loss of $0.5 million and a net loss of $0.7 million compared to an operating loss of $11.8 million and a net loss of $23.7 million for the year ended December 31, 1997, and an operating loss of $20.8 million and a net loss of $24.1 million for the six months ended June 30, 1998.

    Telegroup is currently undertaking a major expansion of the TIGN to accomplish its goal of becoming one of the first telecommunications providers to deploy its own global Asynchronous Transfer Mode ("ATM") based multi-service transport network capable of carrying, on an integrated basis, high bandwidth video, data and voice traffic. The Company believes that telecommunications providers with high capacity, flexible global networks will be in the best position to address the needs of international customers seeking a comprehensive telecommunications service solution. Therefore, Telegroup is building an ATM-based, facilities-intensive international network, with substantially increased ownership of fiber capacity, scalable facilities and high performance, high bandwidth data/multi-use capabilities. The Company intends to compete with providers of high bandwidth, multi-use telecommunications solutions in 14 markets worldwide by December 31, 2000.
The ATM backbone architecture will allow the Company to provide simultaneous transmission of voice, data and video. In connection therewith, the Company has purchased or committed to purchase ownership interests in several sub-marine fiber-optic cable projects in order to link its switching facilities. These fiber-optic cables include the Gemini Cable System, the Southern Cross Cable Network, the CANUS 1/CANTAT-3 Cable Systems, the North Pacific Cable, UK-Germany 6 and the U.S./Japan Cable. The Company believes that increased emphasis upon ownership of fiber-optic circuit capacity and the continued deployment of its owned switches is critical to its operating strategy.

     The Company will continue to expand the existing TIGN with additional voice and ATM switches, and owned and leased network capacity in strategically

located markets globally. The Company expects that the planned expansion of and enhancements to the TIGN will strengthen Telegroup's growth by (i) reducing transmission costs, (ii) enabling the Company to add new product and service capabilities, and (iii) creating further wholesale revenue opportunities with regional and global carriers. The Company plans to supplement its network expansion strategy by acquiring other carriers with complementary network facilities and by entering into strategic alliances with voice and data network providers. The Company intends to leverage its large, established retail customer base, strong sales and marketing capabilities and relationships with key carriers to help ensure full utilization of its expanded network capacity.

     Telegroup currently provides an extensive range of telecommunications services on a global basis under the Telegroup Spectra, Telegroup Global Access and other brand names. The Company's services are typically priced competitively with the services of other alternative telecommunications providers and below the prices offered by the incumbent telecommunications operators ("ITOs"), which are often government-owned or protected telephone companies. The Company began operations in the United States in 1989, and has since expanded its presence in key North American, European, Asia-Pacific and Latin American countries in anticipation of continued deregulation of telecommunications services. The services offered in a particular market vary depending upon regulatory constraints and local market demands. Through its broad array of basic and enhanced services, the Company is able to offer a comprehensive bundled solution to meet its customers' telecommunications needs. Currently, the Company offers retail customers national and international long distance service, prepaid and postpaid calling cards and toll-free service. The Company's enhanced services include fax store and forward, fax-mail, voice-mail and conference calling. The Company also provides a range of services, including enhanced service platforms, on a wholesale basis to other telecommunications providers and carriers. The expansion of the TIGN to a multi-service network will enable the Company to offer additional data services, including desktop video, compressed voice, interactive applications, store-and-forward video and Internet Protocol ("IP") voice telephony.

     Telegroup's extensive sales, marketing and customer service organization consists of a worldwide network of independent agents, an internal sales force and customer service specialists. The Company typically provides marketing, sales and customer service in local languages and in accordance with the cultural norms of the respective country and/or region in which the Company operates. The Company's local sales, marketing and customer service organization continually monitors changes in each market to remain competitive, and quickly modifies service and sales strategies in response to these changes. In addition, the Company believes that it can leverage its global organization to quickly and efficiently market new and innovative service offerings. As of June 30, 1998, the Company had six Country Directors ("Country Directors") and over 1,600 active independent agents worldwide including 24 Country Coordinators ("Country Coordinators"). The Country Directors and Country Coordinators are responsible for coordinating Telegroup's operations, including sales, marketing, customer service and independent agent support, in 60 countries. The Company also has 65 internal sales personnel in the United States, Australia, France, Germany, Japan, New Zealand, The Netherlands and the United Kingdom. The Company believes that its comprehensive global sales, marketing and customer service organization

will enable the Company to increase its market share and position itself as one of the leading international telecommunications providers in its target markets.

     The TIGN currently includes a NOC in Coralville, Iowa, as well as switches, owned and leased transmission capacity and a proprietary distributed intelligent network architecture. The TIGN is designed to allow customer-specific information, such as credit limits, current usage, language selection, call waiting, voice-mail and faxes, and speed dial numbers to be distributed efficiently over a parallel data network wherever Telegroup has installed a TIGN switch. In addition, the open, programmable architecture of the TIGN allows the Company to rapidly deploy new product and service features, improve service quality and reduce costs through least cost routing. As of June 30, 1998, the TIGN consisted of (i) the NOC, (ii) 25 Nortel DMS and Excel LNX switches and 18 Nortel Passport ATM switches in New York, Jersey City, Los Angeles, London, Paris, Amsterdam, Zurich, Copenhagen, Frankfurt, Hong Kong, Sydney, Aukland, Tokyo and Milan, (iii) five enhanced services platforms in Jersey City, Hong Kong, London, Paris and Sydney, (iv) owned and leased fiber-optic cable links connecting its New York and New Jersey switches to its switches in London, Sydney, Auckland and Tokyo, and its London switches to its switches in Paris, Amsterdam and Copenhagen, and (v) leased parallel data transmission capacity connecting Telegroup's switches to each other and to the networks of other international and national carriers.

     The Company is establishing interconnect or special access agreements and obtaining licenses in key markets to provide national long distance service and to reduce international access and termination costs. In this regard, the Company has entered into interconnect or special access agreements with ITOs or other carriers in The Netherlands, Denmark, Australia, New Zealand and the United Kingdom. The Company is negotiating interconnect or special access agreements and obtaining licenses to provide national long distance telecommunications services in France, Germany, Sweden, Switzerland and Brazil.

                              RISK FACTORS

     An investment in the shares of Common Stock offered by this Prospectus involves a high degree of risk. In addition to other matters described in this Prospectus, prospective investors should carefully consider the following factors before making a decision to purchase the Common Stock offered hereby.

SIGNIFICANT LEVERAGE AND DEBT SERVICE

     The Company has indebtedness which is substantial in relation to its stockholders' equity, as well as interest and debt service requirements which are significant compared to its cash flow from operations. As of June 30, 1998, the Company had approximately $106.0 million of indebtedness outstanding, representing 87.0% of total capitalization. In addition, the Company is permitted to incur up to $12.0 million of indebtedness under a $12.0 million Revolving Credit Facility entered into, on August 4, 1998, with Foothill Capital Corporation (the ''Revolving Credit Facility''). Amounts outstanding under the Revolving Credit Facility bear interest at a variable annual rate equal to 2.0% above the base rate of interest for Norwest Bank Minnesota, NA. The Revolving Credit Facility is secured by substantially all of the Company's assets and expires on November 2, 1998. As of August 19, 1998, $12.0 million has been drawn by the Company under the Revolving Credit Facility.

     The degree to which the Company is leveraged could have important consequences to holders of the Securities, including, but not limited to the following: (i) a substantial portion of the Company's cash flow from operations must be dedicated to debt service and will not be available for operations and other purposes; (ii) the Company's ability to obtain additional financing in the future for working capital, capital expenditures, acquisitions or general corporate purposes may be impaired; and (iii) the extent that the Company's borrowings will be at variable rates of interest, which exposes the Company to the risk of increased interest rates.

     The Company's ability to pay interest on its 8% Convertible Subordinated Notes due 2005 (the "Convertible Notes") and its 10 1/2% Senior Discount Notes due 2004 (the "Existing Notes") and satisfy its other debt service will depend upon the Company's future operating performance, which will be affected by prevailing economic conditions and financial, business and other factors, many of which are beyond the Company's control. For the years ended December 31, 1993, 1994, 1996 and 1997, and for the six-months ended June 30, 1997 and 1998, earnings were inadequate to cover fixed charges. In addition, the Revolving Credit Facility requires the Company to maintain a cash collateral account into which all available funds are to be deposited and applied to service the Revolving Credit Facility on a daily basis. If the Company were unable to borrow under the Revolving Credit Facility due to a default, it would be left without an available source of cash. There can be no assurance that the Company's operating results will be sufficient in the future for the Company to meet its obligations. If the Company is unable to service its indebtedness, it will be forced to adopt an alternative strategy that may include actions such as reducing or delaying capital expenditures for the expansion or enhancement of the TIGN, selling assets, restructuring or refinancing its indebtedness or seeking additional equity capital. There can be no assurance that any of these strategies could be effected on terms acceptable to the Company, if at all.


RESTRICTIVE COVENANTS

     The indentures governing the Existing Notes (the "Existing Note Indenture") and the Convertible Notes (the "Convertible Note Indenture" and collectively, the "Indentures") and the Revolving Credit Facility contain certain restrictive covenants which affect, and in many respects significantly limit or prohibit, among other things, the ability of the Company to incur indebtedness, make prepayments of certain indebtedness, make investments, engage in transactions with affiliates, create liens, sell assets and engage
in mergers and consolidations.   In addition, the collateral securing borrows
under the Revolving Credit Facility consists of substantially all the assets of the Company. If the Company were unable to repay borrows under the Revolving Credit Facility, the lender thereunder could proceed against the collateral securing the Revolving Credit Facility. If the indebtedness under the Revolving Credit Facility were to be accelerated, there can be no assurance that the assets of the Company would be sufficient to repay such indebtedness and other indebtedness of the Company.

ABILITY TO PAY DIVIDENDS

     The ability of the Company to pay any dividends is subject to applicable provisions of state law and its ability to pay cash dividends on the Common Stock will be subject to the terms of the Indentures and the instruments governing any other indebtedness of the Company then
outstanding.   As of date hereof, the Indentures limit the Company's
ability to pay dividends or make any other distributions on the Common Stock. Moreover, under Iowa law, the Company is not permitted to make distributions to its shareholders, including the payment of dividends, if after the distribution either the Company would not be able to pay its debts as they become due in the usual course of business, or the Company's total assets would be less than the sum of its total liabilities plus the amount that would be needed, if the Company were to be dissolved at the time of the distribution, to satisfy the preferential rights on dissolution of shareholders whose preferential rights are superior to those receiving the distribution. The Company cannot predict what the value of its assets or the amount of its liabilities will be in the future and, accordingly, there can be no assurance that the Company will be able to pay cash dividends on the Common Stock.

EXPANSION AND OPERATION OF THE TIGN

     The Company believes that it will need to continue to offer a broad array of services in order to maintain its existing customer base and to attract new customers. The Company believes that its ability to achieve this objective is dependent upon its ability to expand and enhance the TIGN by installing ATM backbone switches and by adding additional voice switches and owned and leased network capacity. This expansion and enhancement of the TIGN will depend on, among other factors, the Company's ability to: (i) raise additional capital by issuing debt or equity securities; (ii) acquire switching hardware and peripheral equipment; (iii) program the voice switches with proprietary TIGN software; (iv) transport the hardware and peripherals to the switch installation sites; (v) obtain a switch collocation site in each country; (vi) obtain access and egress circuit capacity connecting the switches to the Public Switched Telephone Network (''PSTN'') and/or other carriers; (vii) obtain necessary licenses concerning termination and/or origination of traffic; (viii) obtain approvals necessary to import equipment for use in its
telecommunications network; (ix) provision customer data; and (x) obtain access to or ownership of transmission facilities for the backbone and connections between TIGN switches. In addition, Telegroup's ability to enhance the TIGN by deploying a high bandwidth ATM network is dependent upon achieving interoperability with connecting networks. The failure to raise additional capital or to accomplish any of these tasks could cause a significant delay in the expansion and enhancement of the TIGN. Significant delays in the expansion and enhancement of the TIGN, including the deployment of the ATM network could have a material adverse effect on the Company's business, financial condition and results of operations.

     The successful expansion, enhancement and operation of the TIGN will be subject to a variety of risks, including operating and technical problems, regulatory uncertainties, possible delays in the full implementation of liberalization initiatives, competition, the availability of capital and the successful development and integration of ATM technology. In expanding and enhancing the TIGN, the Company may encounter technical difficulties because of the existence of multiple local technical standards. These difficulties could involve a delay in programming new voice switches with proprietary TIGN software or otherwise integrating such switches into the TIGN. In addition, in expanding and enhancing the TIGN, the Company will incur substantial capital expenditures and additional fixed operating costs. There can be no assurance that the TIGN will be expanded and enhanced as planned or, if expanded and enhanced, that such expansion or enhancement will be completed on schedule, at a commercially reasonable cost or within the Company's specifications.

     In expanding the TIGN, the Company must obtain reasonably priced access to transmission facilities and interconnection with one or more carriers that provide access and egress into and from the PSTN. Although the Company has been successful to date in this regard, there can be no assurance that this will be the case in the future. See '' Dependence on Telecommunications Facilities Providers'' and "--Intense International and National Competition'."

     In addition, concurrently with its anticipated expansion and enhancement of the TIGN, the Company may from time to time experience general problems in the operation of the TIGN affecting the quality of the voice and data transmission of some calls transmitted over the TIGN, which could result in poor quality transmission and interruptions in service. To provide redundancy in the event of technical difficulties with the TIGN and to the extent the Company resells transit and termination capacity from other carriers, the Company relies upon other carriers' networks. Whenever the Company is required to route traffic over a non-primary choice carrier due to technical difficulties or capacity shortages with the TIGN or the primary choice carrier, these calls will be more costly to the Company. Any failure by the Company to properly operate, expand, manage or maintain the TIGN could have a material adverse effect on the Company's business, financial condition and results of operations.

RISKS OF INTRODUCING AND MARKETING NEW SERVICES

     The Company believes that the expansion and enhancement of the TIGN to simultaneously support voice, data and video will enable it to offer a wide variety of new enhanced services and products, which the Company has not previously offered. Moreover, the Company intends to offer such services primarily to carriers, multinational corporations and other companies with
substantial international data and voice telecommunications needs, a market which the Company has not previously targeted. There can be no assurance that such services will be introduced or that, if introduced, that the Company will succeed in marketing such new services.

     The ability of the Company to develop an integrated voice and data networking capability and introduce these new services is dependent on, among other things, the ability of the Company to obtain additional financing, develop new marketing plans, expand and enhance the Company's sales, marketing and customer care resources and improve and expand the Company's billing and information systems. There can be no assurance that the Company will obtain such financing or will be successful in developing such plans or expanding and enhancing such resources and systems, and the Company's inability to do so would have a material adverse effect on the planned enhancement and expansion of the TIGN.

NEED FOR ADDITIONAL FINANCING

     The continued development and expansion of the TIGN, including the implementation of an ATM backbone network, the upgrade or replacement of the Company's management information systems, the opening of new offices and the introduction of new telecommunications services, as well as the funding of anticipated operating losses and net cash outflows, will require additional capital. The amount of the Company's actual future capital requirements will depend upon many factors, including the performance of the Company's business, the rate and manner in which the Company expands the TIGN, increases staffing levels, upgrades or replaces management information systems, opens new offices and acquires other businesses, as well as other factors that are not within the Company's control, including Indefeasible Right of Use ("IRU") availability, competitive conditions, customer growth and regulatory or other government actions. In the event that the Company's plans or assumptions change or prove to be inaccurate or if internally generated funds and funds from other financings, if entered into, prove to be insufficient to fund the Company's growth and operations, then some or all of the Company's development and expansion plans could be delayed or abandoned, or the Company may be required to seek additional funds earlier than currently anticipated. There can be no assurance that any additional financing will be available to the Company in the future or, if available, that it could be obtained on terms acceptable to the Company.

HISTORICAL AND ANTICIPATED LOSSES; UNCERTAINTY OF FUTURE PROFITABILITY

     For the year ended December 31, 1997, the Company had an operating loss of $11.8 million and a net loss of $23.7 million, compared to operating income and a net loss of $0.1 million and $0.1 million, respectively, for the year ended December 31, 1996. For the six months ended June 30, 1998, the Company had an operating loss of $20.8 million and a net loss of $24.1 million compared to operating income and a net loss of $0.4 million and $1.3 million, respectively, for the six months ended June 30, 1997. The Company expects to incur lower gross margins, negative EBITDA and significant operating losses and net losses for the near term as it incurs additional costs associated with the enhancement and expansion of the TIGN, the expansion of its marketing and sales organization, and the introduction of new telecommunications services. Furthermore, the Company expects that operations in new target markets will continue to incur negative cash flows until an adequate customer base and
related revenue stream have been established. There can be no assurance that the Company will achieve or, if achieved, will sustain profitability or positive cash flow from operating activities in the future. See '' Need for Additional Financing.''

     In addition, the Company intends to expand its operations in or enter markets where it has limited or no operating experience. Furthermore, in many of the Company's target markets, the Company intends to offer new services or services that have previously been provided only by the local ITOs. Accordingly, there can be no assurance that such operations will generate operating or net income, and the Company's prospects must therefore be considered in light of the risks, expenses, problems and delays inherent in establishing a new business in a rapidly changing industry.

DEPENDENCE ON EFFECTIVE MANAGEMENT INFORMATION SYSTEMS

     The Company believes that, based on its current business plan, its management information systems will be sufficient for the next 12 months, but will require substantial enhancements, replacements and additional expenditures to continue their effectiveness after such time as the Company continues to expand the TIGN and process a higher volume of calls. The Company has entered into contracts with PeopleSoft and Saville Systems to improve and expand key software applications and hardware, and to address problems associated with the timely reporting by its subsidiaries. The Company has begun implementing its order entry, customer care, billing and financial accounting systems from these two vendors. The failure to successfully implement these and other enhancements and replacements in a timely fashion could result in a material adverse effect on the Company's business, financial condition and results of operation. Even if the Company is successful in implementing these enhancements and replacements in a timely fashion, the Company's management information systems will require further enhancements, replacements and expenditures.

     Although the Company has been able to meet its financial reporting obligations to date, reconciling certain carrier accounts or, in some cases, accurately estimating monthly carrier costs has historically been a time-consuming process and such information has not been available to the Company on a real time basis. To address these issues, the Company has substantially upgraded and continues to improve its accounting and billing systems. In this regard, the Company implemented a call costing and reconciliation system in June 1997. If the Company fails to accurately reconcile certain carrier accounts or estimate monthly carrier costs on a timely basis utilizing existing systems, or fails to successfully upgrade and/or replace accounting, billing and other systems when necessary, such failure may affect the Company's ability to manage the Company efficiently. This could result in a material adverse effect on the Company's business, financial condition or results of operations.

     In conjunction with its enhancement of the TIGN, the Company plans to develop a multi-level integrated business management and network management system capable of supporting a number of applications, including order entry, customer provisioning, service activation, fault management, billing, performance management and inventory control. The Company has retained Domain Networks, Inc., a leading telecommunications systems consultant, to assist in the design and installation of this system. The successful implementation of this business management and network management system will be critical to
realize the full benefits of the ATM backbone. The failure to successfully implement this system in a timely fashion could result in a material adverse effect on the Company's business, financial condition and results of operation. In addition, even if the Company is successful in implementing the system, there can be no assurance that the system will not require enhancements, replacements or expenditures in the future

RECENT RAPID GROWTH; ABILITY TO MANAGE GROWTH

     The Company's ability to continue to grow may be affected by various factors, many of which are not within the Company's control, including governmental regulation of the telecommunications industry in the United States and in other countries, competition, and the availability and cost of transmission capacity. Although the Company has experienced significant growth in a relatively short period of time and intends to continue to grow rapidly, there can be no assurance that the growth experienced by the Company will continue or that the Company will be able to achieve the growth contemplated by its business strategy. The Company has experienced significant revenue growth and has expanded the number of its employees and the geographic scope of its operations. These factors have resulted in increased responsibilities for management personnel. The Company's ability to continue to manage its growth successfully will require it to further expand its network and infrastructure, enhance its management, financial and information systems and controls and to effectively expand, train and manage its employee base. In addition, as the Company increases its service offerings, expands its target markets and implements the ATM backbone network, there will be additional demands on its customer service support and sales, marketing and administrative resources. There can be no assurance that the Company will be able to successfully manage its expanding operations. If the Company's management is unable to manage growth effectively, the Company's business, financial condition and results of operations could be materially and adversely affected. See '' Dependence on Effective Management Information Systems."

RISKS ASSOCIATED WITH THE TRANSMISSION OF DATA TRAFFIC

     In the United States and countries in which the Company originates, terminates or transmits data traffic, the Company may be subject to regulations or policies concerning the data that is transmitted over the TIGN. As a common carrier of traffic, the Company generally has no editorial control over the content of the traffic that is transmitted over the TIGN. It is possible that one or more countries in which the Company originates, terminates or transmits data traffic could hold the Company responsible for that content to the extent that the Company holds itself out as an Internet Services Provider ("ISP") or a similar provider of value-added data services. It is also possible that the Company could be directly or indirectly affected by U.S. or foreign government regulations concerning privacy of data, encryption, taxation of Internet commerce, intellectual property or other measures. For example, the European Commission intends to issue a directive that addresses the liability, if any, of ISPs in multiple areas, and has already issued a directive requiring European Union ("EU") member states to ensure the privacy of certain customer information when the providers transmit traffic to non-EU countries. The Company cannot predict the effect on the Company of these or similar measures enacted or to be enacted by the U.S. or foreign governments.

SUBSTANTIAL GOVERNMENT REGULATION

     General.   The global telecommunications industry is subject to
international treaties and agreements, and to laws and regulations which vary from country to country. Enforcement and interpretation of these treaties, agreements, laws and regulations can be unpredictable and are often subject to informal views of government officials and ministries that regulate telecommunications in each country. In certain countries, such government officials and ministries are subject to influence by the local ITO.

     The Company has pursued and expects to continue to pursue a strategy of providing its services to the maximum extent it believes, upon consultation with counsel, to be permissible under applicable laws and regulations. To the extent that the interpretation or enforcement of applicable laws and regulations is uncertain or unclear, the Company's aggressive strategy may result in the Company (i) providing services or using transmission methods that are found to violate local laws or regulations or (ii) failing to obtain approvals or make filings subsequently found to be required under such laws or regulations. Where the Company is found to be or otherwise discovers that it is in violation of local laws and regulations and believes that it is subject to enforcement actions by the Federal Communications Commission ("FCC") or the local authority, it typically seeks to modify its operations or discontinue operations so as to comply with such laws and regulations. There can be no assurance, however, that the Company will not be subject to fines, penalties or other sanctions as a result of violations regardless of whether such violations are corrected. If the Company's interpretation of applicable laws and regulations proves incorrect, it could lose, or be unable to obtain, regulatory approvals necessary to provide certain of its services or to use certain of its transmission methods. The Company also could have substantial monetary fines and penalties imposed against it. Except as set forth in this ''--Substantial Government Regulation,'' the Company believes that it is currently in compliance with all applicable material national and international regulatory requirements. To the Company's knowledge, it is not currently subject to any material regulatory inquiry or investigation.

     In numerous countries where the Company operates or plans to operate, local laws or regulations limit the ability of telecommunications companies to provide basic international telecommunications service in competition with state-owned or state-sanctioned monopoly carriers. There can be no assurance that future regulatory, judicial, legislative or political considerations will permit the Company to offer to residents of such countries all or any of its services, that regulators or third parties will not raise material issues regarding the Company's compliance with applicable laws or regulations, or that such regulatory, judicial, legislative or political decisions will not have a material adverse effect on the Company. If the Company is unable to provide the services which it presently provides or intends to provide or to use its existing or contemplated transmission methods due to its inability to obtain or retain the requisite governmental approvals for such services or transmission methods, or for any other reason related to regulatory compliance or lack thereof, such developments could have a material adverse effect on the Company's business, financial condition and results of operations.

     The Company is obtaining licenses in key markets to provide national and international long distance service and establishing interconnect or special agreements to reduce international access and termination costs. In this regard, the Company has obtained required authorizations to provide national and international long distance telecommunications services in the United

Kingdom, Australia, Japan, Denmark and Sweden and is obtaining licenses to provide such services in France, Germany, Switzerland and Brazil. The Company has also entered or intends to enter into interconnection or similar arrangements with ITOs and other carriers in countries where it operates or intends to operate. Although they vary widely, laws or regulations in most of the markets where the Company operates or intends to operate require ITOs to offer interconnection to competing providers of permitted public telecommunications networks or publicly available telecommunications services. In several EU member states, the regulator (or the ITO without regulator intervention) has interpreted EU Directives to require ITOs to offer cost-based interconnection to public telecommunications network providers and access to providers of publicly available telecommunications services at special interconnection points. Charges for interconnection and for special access must be cost-oriented and nondiscriminatory under EU Directives. The Company has entered into interconnect or special access agreements with ITOs or other carriers in The Netherlands, Denmark, Australia, New Zealand and the United Kingdom and is negotiating interconnect or special access agreements in other countries where it operates or intends to operate. The failure of the Company to successfully complete the negotiation of such interconnect and special access agreements, and/or obtain all necessary licenses, could have a material adverse affect on the Company's business, financial condition and results of operations.

     The Company provides a substantial portion of its customers with access to its services through the use of call-reorigination. Revenues attributable to retail and wholesale call-reorigination represented 76.6% of the Company's revenues for the year ended December 31,1996, 67.6% for the year ended December 31, 1997, and 49.8% for the six months ended June 30, 1998, and are expected to continue to represent a significant but decreasing portion of the Company's revenues. Reports have been filed with the International Telecommunications Union ("ITU") and/or the FCC, claiming that, as of April 16, 1998, 68 countries prohibit certain forms of call-reorigination. Of these 68 countries, the Company does not provide call-reorigination services to customers in Bermuda, the Bahamas, the Philippines and the Cayman Islands, and may be required it to cease providing such services to customers in other jurisdictions in the future. The Company continues to provide call-reorigination services in the remaining 64 countries, the revenues from which accounted for 7.3% of the Company's total revenues for the six months ended June 30, 1998. There can be no assurance that other countries where the Company derives material revenue will not prohibit call-reorigination in the future. To the extent that a country with an express prohibition against call-reorigination is unable to enforce its laws against a provider of such services, it can request that the FCC enforce such laws in the United States by, for example, requiring a provider of such services to cease providing call-reorigination services to such country or, in extreme circumstances, by revoking such provider's FCC authorizations. See " United States The FCC's Policies on Call-reorigination." There can be no assurance that the Company's call-reorigination services will not continue to be, or will not become, prohibited in certain jurisdictions, including jurisdictions in which the Company currently provides call-reorigination services, and, depending on the jurisdictions, services and transmission methods affected, there could be a material adverse effect on the Company's business, financial condition and results of operations.

     On February 15, 1997, the United States and more than 60 members of the World Trade Organization (''WTO'') agreed to open their respective
telecommunications markets to competition and foreign ownership and to adopt regulatory measures to protect market entrants against anticompetitive behavior by dominant telephone companies (the ''WTO Agreement''). Although the Company believes that the WTO Agreement could provide the Company with significant opportunities to compete in markets that were not previously accessible, reduce its costs and provide more reliable services, especially as it focuses less on call re-origination services, the WTO Agreement could also provide similar opportunities to the Company's competitors. There can be no assurance that the pro-competitive effects of the WTO Agreement will not have a material adverse effect on the Company's business, financial condition and results of operations or that members of the WTO will fully implement the terms of the WTO Agreement.

     United States. In the United States, the provision of the Company's services is subject to the provisions of the Communications Act of 1934, as amended (the ''Communications Act''), the 1996 Telecommunications Act (the ''1996 Telecommunications Act'') and the FCC regulations thereunder. While the recent trend in federal regulation of nondominant telecommunications service providers, such as the Company, has been in the direction of reduced regulation, this trend has also given AT&T Corp. (''AT&T''), the largest long distance carrier in the United States, increased pricing flexibility that has permitted it to compete more effectively with smaller long distance carriers such as the Company. In addition, the 1996 Telecommunications Act has opened the U.S. market to increased competition by allowing the Regional Bell Operating Companies (''RBOCs'') to provide interexchange service for the first time. The FCC has also opened the market to increased competition by allowing certain foreign-owned carriers to provide certain international services in the U.S. market for the first time. There can be no assurance that these and future regulatory, judicial and legislative changes will not have a material adverse effect on the Company's business, financial condition and results of operations.

     U.S. International Long Distance Services. The Company is subject to FCC rules requiring authorization from the FCC prior to leasing international capacity, acquiring international facilities, and/or purchasing switched minutes, and initiating international service between the United States and foreign points. The Company is also subject to FCC rules which regulate the manner in which the Company's international services may be provided. FCC rules also require prior authorization before transferring control of or assigning FCC authorizations, may require prior approval before becoming affiliated with certain carriers, and impose various reporting and filing requirements on companies providing international services under an FCC authorization. Failure to comply with the FCC's rules could result in fines, penalties or, in extreme circumstances, in forfeiture of the Company's FCC authorizations, each of which could have a material adverse effect on the Company's business, financial condition and results of operations.

     The FCC's Policies on Call-reorigination.   The Company offers service by
means of call-reorigination pursuant to an FCC authorization (''Section 214 Authorization'') under Section 214 of the Communications Act and certain relevant FCC decisions. The FCC has determined that call-reorigination service using uncompleted call signaling does not violate United States or international law, but has held that United States companies providing such services must comply with the laws of the countries in which they provide service to customers as a condition of such companies' Section 214 Authorizations. Current FCC policy provides that foreign governments that
satisfy certain conditions may request FCC assistance in enforcing their laws against call-reorigination providers based in the United States that are violating the explicit laws of these jurisdictions against call reorigination using uncompleted call signaling. The FCC is currently considering a petition requesting the FCC to stop enforcing certain countries' laws against call-reorigination. Thirty-five countries have formally notified the FCC that call-reorigination services violate their laws. The Company provides call-reorigination in 34 of these countries, which, collectively, accounted for approximately 5.6% of the Company's total revenues for the sixth months ended June 30, 1998. Two of the 35 countries requested assistance from the FCC in enforcing their prohibitions on call-reorigination within their respective jurisdictions, which countries accounted for approximately 1.1% of the Company's total revenues for the sixth months ended June 30,1998. The FCC has ordered several U.S. carriers to cease providing call-reorigination services using uncompleted call signaling to customers in the Philippines and allowed the complaining party, the ITO in the Philippines, to seek damages. Several U.S. carriers have asked the FCC to reconsider its decision. Although the FCC is currently considering a petition requesting that it stop enforcing certain countries' laws against call-reorigination, there can be no assurance that the FCC will not take additional action to limit the provision of call-reorigination services. Enforcement action could include an order to cease providing call-reorigination services in such country, the imposition of one or more restrictions on the Company, monetary fines or, in extreme circumstances, the revocation of the Company's Section 214 Authorization, and could have a material adverse effect on the Company's business, financial condition and results of operations.

     FCC Policies Applicable to Facilities-based Services. The FCC has also established policies specifically applicable to entities that provide services over their own international facilities. The Company is required to conduct its facilities-based international business in compliance with the FCC's International Settlements Policy (the ''International Settlements Policy''). The International Settlements Policy establishes the permissible arrangements for U.S. based facilities-based carriers and their foreign counterparts to settle the cost of terminating each other's traffic over their respective networks. Alternatively, U.S. carriers, subject to certain competitive safeguards, may propose methods to pay for international call termination that deviate from traditional bilateral accounting rates and the International Settlements Policy. One of the Company's arrangements with foreign carriers is subject to the International Settlements Policy and it is possible that the FCC could take the view that this arrangement does not comply with the existing International Settlements Policy rules. For the year ended December 31, 1997, less than 1.0% of the Company's revenues were attributable to this arrangement. If the FCC, on its own motion or in response to a challenge filed by a third party, determines that the Company's foreign carrier arrangements do not comply with FCC rules, among other measures, it may issue a cease and desist order, impose fines on the Company or, in extreme circumstances, revoke or suspend its FCC authorizations. Such action could have a material adverse effect on the Company's business, financial condition and results of operations.

       The FCC's Private Line Resale Policy.   The FCC's private line resale
policy currently prohibits a carrier from using international private line circuits to provide switched services (known as international simple resale (''ISR'')) to or from a country unless the FCC has found that the country affords U.S. carriers equivalent opportunities to engage in similar activities
in that country or that the country is a member of the WTO and the local ITO generally charges U.S. carriers at or below an FCC-determined rate for terminating U.S. carriers' traffic. The Company is either using or is prepared to use direct private line capacity among countries where such use is either authorized or likely to be authorized soon. There can be no assurance that the FCC or any other country's regulatory authority will not find that the Company is engaged in unauthorized ISR which could have a material adverse effect on the Company's business, financial condition and results of operations.

     Recent and Potential FCC Actions. Regulatory action that has been and may in the future be taken by the FCC may enhance the intense competition faced by the Company. Recent FCC decisions to permit alternative arrangements outside of its International Settlements Policy, to allow U.S. carriers to accept certain exclusive arrangements with certain foreign carriers and to establish lower ceilings ("benchmarks") for the rates U.S. carriers pay foreign carriers for termination of their traffic, while possibly providing the Company with more flexibility to respond more rapidly to changes in the global telecommunications market, will also provide similar flexibility to the Company's competitors. The implementation of these changes could have a material adverse effect on the Company's business, financial condition and results of operation. If the FCC, on its own motion or in response to a challenge filed by a third party, determines that the Company's foreign carrier arrangements do not comply with FCC rules, among other measures, it may issue a cease and desist order, impose fines on the Company or, in extreme circumstances, revoke or suspend its FCC authorizations.

     The FCC's Tariff Requirements for International Long Distance Services. The Company is also required to file with the FCC a tariff containing the rates, terms and conditions applicable to its international telecommunications services, as well as any agreements with customers containing rates, terms, and conditions for international telecommunications services, if those rates, terms, or conditions are different than those contained in the Company's tariff. Notwithstanding the foregoing requirements, the Company has not filed with the FCC certain commercially sensitive carrier-to-carrier customer contracts, however, to date, no action has been taken with regard to the Company's failure to file such customer contracts. If the Company charges rates other than those set forth in, or otherwise violates, its tariff or a customer agreement filed with the FCC, or fails to file with the FCC carrier-to-carrier agreements, the FCC or a third party could bring an action against the Company, which could result in a fine, a judgment or other penalties against the Company. Such action could have a material adverse effect on the Company's business, financial condition and results of operations.

      U.S. Domestic Long Distance Services. The Company's ability to provide domestic long distance service in the United States is subject to regulation by the FCC and relevant state Public Service Commissions (''PSCs'') which regulate interstate and intrastate rates, respectively, ownership of transmission facilities, and the terms and conditions under which the Company's domestic U.S. services are provided. In general, neither the FCC nor the relevant state PSCs exercise direct oversight over prices charged for the Company's services or the Company's profit levels, but either or both may do so in the future. The Company, however, is generally required by federal and state law and regulations to file tariffs listing the rates, terms and conditions of services provided. The Company has filed domestic long distance tariffs with the FCC. Although the FCC has decided to eliminate the
requirement that non-dominant interstate carriers, such as the Company, maintain FCC tariffs, a federal court has stayed the FCC's decision, pending judicial review of the decision. Elimination of tariffs would require that the Company secure contractual agreements with its customers regarding many of the terms of its existing tariffs or face possible claims over the respective rights of the parties once these rights are no longer clearly defined in tariffs. The Company generally is also required to obtain certification from, file tariffs with, and comply with all conditions imposed by, the relevant state PSC prior to the initiation of intrastate service. Telegroup has obtained authorization, where applicable, to provide intrastate interexchange service in 49 states, and has filed or is in the process of filing tariffs in each state where required. The Company has complied, or is in the process of complying, with reporting requirements imposed by state PSCs in each state in which it conducts business. Any failure to maintain proper federal and state tariffing or certification or file required reports, or any difficulties or delays in obtaining required authorizations, could have a material adverse effect on the Company's business, financial condition and results of operations. The FCC also imposes some requirements for marketing of telephone services and for obtaining customer authorization for changes in the customer's primary long distance carrier, and the Company generally complies with these requirements. If these requirements are not met, the Company may be subject to fines and penalties.

     To originate and terminate calls in connection with providing their services, long distance carriers such as the Company must purchase "access services" from local exchange carriers ("LECs") or competitive local exchange carriers ("CLECs"). Access charges, which are regulated by the FCC for interstate services and by PSC for intrastate services, represent a significant portion of the Company's cost of U.S. domestic long distance services. The FCC has undertaken a comprehensive review of its regulation of LEC access charges, and has made significant changes in the access service rate structure. There can be no guarantee that these or future changes will not have a material adverse effect on the Company's business, financial condition and results of operations. For example, if LECs are permitted to allow volume discounts in the pricing of access charges, as currently proposed, many long distance carriers, including the Company, could be placed at a significant cost disadvantage to larger competitors. In addition, the FCC has taken actions to implement the 1996 Telecommunications Act that impose new regulatory requirements, including the requirement that all telecommunications service providers, including the Company, contribute some portion of their telecommunications revenues to a "universal service fund." These contributions became due beginning in 1998 and are assessed based on intrastate, interstate and international end user telecommunications revenues. Contribution factors vary quarterly and carriers, including the Company, are billed monthly. Contribution factors for the first quarter of 1998 are .0319 for the high cost and low income funds (interstate and international end user telecommunications revenues) and .0072 for the schools, libraries and rural health care funds (intrastate, interstate and international end user telecommunications revenues). Second quarter factors for 1998 are .0314 and
 .0076, respectively. Such factors are subject to adjustment on a quarterly and annual basis and apply to the Company's gross revenues. In addition, the Company may be subject to state universal service fund contribution requirements, which will vary from state to state. There can be no assurance that this will not have a material adverse effect on the Company's business, financial condition and results of operations.


     In some instances, the Company may be responsible for city sales taxes on calls made within the jurisdiction of one or more U.S. cities. The Company is implementing software to track and bill for this tax liability. However, the Company may be subject to sales tax liability for calls transmitted prior to the implementation of such tax software and against which it has no corresponding customer compensation. While the Company believes that any such liability will not be significant, there can be no assurance that such tax liability, if any, will not have a material adverse effect on the Company's business, financial condition and results of operations.

     In November 1996, the FCC adopted rules that would require that interexchange companies offering toll-free access through payphones compensate certain payphone operators for customers' use of the payphone. After a federal court reversed in part the FCC's payphone rules and remanded the matter to the FCC on the basis that the FCC-imposed rate of $.35 per call was arbitrary and capricious, the FCC ordered that interexchange carriers compensate payphone owners at a rate of $.284 per call for all calls using their payphones. This compensation method would be effective from October 7, 1997 through October 6, 1999. After this time period, interexchange carriers would be required to compensate payphone owners at a market-based rate minus $0.066 per call. On May 15, 1998, the U.S. Court of Appeals for the D.C. Circuit gave the Commission six months to issue a revised payphone compensation scheme. The FCC has issued a public notice and is currently considering industry comments on this issue. Although the Company cannot predict the outcome of the FCC's payphone policy on the Company's business, it is possible that such policy could have a material adverse effect on the Company's business, financial condition and results of operations.

     The FCC and certain state agencies also impose prior approval requirements on transfers of control, including pro forma transfers of control (without public notice), corporate reorganizations and assignments of regulatory authorizations. Such requirements may delay, prevent or deter a change in control of the Company. The FCC may also impose restrictions on affiliations with certain foreign telecommunications companies.

     European Union. Historically, European countries had prohibited the direct transport and switching of speech in real-time between switched network termination points (''Voice Telephony'') except by the ITO. Although the regulation of the telecommunications industry is to a great extent governed at a supra-national level by the European Union (''EU''), the Company's provision of services in the EU is subject to the laws and regulations of each EU member state in which it provides services. The Full Competition Directive 96/19 (which together with its subsidiary directives is hereinafter called the ''Full Competition Directive'') was adopted on March 13, 1996, and requires the liberalization of Voice Telephony and the freedom to create alternative telecommunications infrastructures within EU member states (Austria, Belgium, Denmark, Finland, France, Germany, Greece, Ireland, Italy, Luxembourg, The Netherlands, Portugal, Spain, Sweden and the United Kingdom). While the requirements of the Full Competition Directive became effective and binding on each EU member state on January 1, 1998, subject to extensions granted to certain member states, there can be no assurance that each EU member state will enact laws that implement the Full Competition Directive in whole or in part within the allotted time. To the extent the Full Competition Directive is not implemented, or not properly or fully implemented, in a particular member state, the Company will not be able to offer its full range of services or utilize certain transmission or access methods in that country.

     Each EU member state in which the Company currently conducts business has a different national regulatory scheme, and regulatory variations among the member states are expected to continue for the foreseeable future. The EU member states issue laws and regulations governing authorization of new entrants as well as other issues such as interconnection to ITOs. Licensing Directive 97/13 prohibits member states from requiring individual licenses for the provision of services other than Voice Telephony, the establishment and provision of public telecommunications networks or other networks using radio frequencies (except that a license may be issued by a member state to give access to radio frequencies or numbers, to grant rights of way over land or to impose specific obligations where a licensee has significant market power or is subject to other obligations under EU law.) EU law also sets requirements that member states must meet in ensuring interconnection to ITOs. In the EU, the Company currently owns and operates switching facilities in the United Kingdom, The Netherlands, Germany, Italy, Denmark and France and provides telecommunications services without switching facilities in certain other member countries. The requirements for the Company to obtain necessary approvals to offer the full range of telecommunications services, including Voice Telephony and the provision of services over its own facilities, vary considerably from country to country. Other than in the United Kingdom, The Netherlands and Denmark, the Company has not obtained approvals necessary to provide Voice Telephony, or to provide services over its own facilities, in any EU member country. There can be no assurance that the Company has received all necessary approvals, filed applications for such approvals, received comfort letters or obtained all necessary licenses from the applicable regulatory authorities to offer telecommunications services in the EU, or that it will do so in the future, or that applicable regulations will require ITOs to provide the Company with favorable interconnection. In a number of European countries, including France, Germany and Switzerland, the Company has sought to position itself for the rapidly liberalizing regulatory environment by providing, first, traditional call reorigination and, later, transparent call reorigination and other forms of call through, such as enhanced and switched voice telecommunications services to business users, including Closed User Groups (''CUGs''). Although the Company continues to provide some or all of these services without a license, the Company has not been notified by any regulatory authority that it is or was operating without a required license. It is possible that the Company could be fined, or that the Company would not be allowed to provide specific services in these countries if the Company were found to have provided Voice Telephony before January 1, 1998, or after that date without obtaining a proper license. Such actions could have a material adverse effect on the Company's business, financial condition and results of operations. EU countries generally do not impose licensing requirements on the provision of data services over leased facilities.

     Moreover, while implementation of the Full Competition Directive has been occurring in most EU member states where the Company provides services, the Company may be incorrect in its assumption that (i) each EU member state where the Company provides or intends to provide services will enact or enforce, on a timely basis, the measures required by the Full Competition Directive to ensure that competitors, including the Company, can compete with ITOs and will abolish, on a timely basis, the respective ITO's monopoly to provide Voice Telephony within and between member states and other countries, as required by the Full Competition Directive, (ii) deregulation will continue to occur, and
(iii) the Company will be allowed to continue to provide and to expand its services in the EU member states. There can be no assurance that an EU member state will not adopt laws or regulatory requirements that will adversely
affect the Company. Additionally, there can be no assurance that future EU regulatory, judicial or legislative changes will not have a material adverse effect on the Company or that regulators or third parties will not raise material issues with regard to the Company's compliance with applicable laws or regulations. If the Company is unable to provide the services it is presently providing or intends to provide or to use its existing or contemplated transmission methods due to its inability to receive or retain formal or informal approvals for such services or transmission methods, or for any other reason related to regulatory compliance or the lack thereof, depending on the country or activities involved, such events could have a material adverse effect on the Company's business, financial condition and results of operations.

     The Pacific Rim.   Regulation of the Company's activities varies in the
Pacific Rim depending upon the particular country involved. The Company's ability to provide voice telephony services is regulated in all countries where the Company provides services. In Australia and New Zealand, regulation of the Company's provision of telecommunications services is relatively permissive, although the Company is required, in both countries, to comply with certain regulations. For example, in New Zealand, the Company is required to register with the regulator and has complied with such requirement. Additionally, in Japan, the Company provides call-reorigination services and is registered as a Special Type II business, which allows the Company to provide national and international switched voice services to the public using resold leased international lines (e.g., through ISR).

     In Hong Kong, the Office of the Telecommunications Authority (''OFTA'') has sought to encourage competition in international services consistent with statutory limitations on competition. The Company has been issued a Public Non-Exclusive Telecommunications Services (''PNETS'') license which permits the provision of personal identification number validation and call routing service and facsimile communication service, and which, in general, has been interpreted to permit the provision of call-reorigination services. If it obtains additional PNETS licenses, the Company could provide a broad array of international value-added services, as well as limited basic switched voice services to CUGs. There can be no assurance that OFTA will not change its regulations or policy or, where the Company has interpreted laws and/or regulations that are unclear, not find the Company in violation of existing laws or that such change or finding will not require the Company to cease providing certain services to and from Hong Kong. Moreover, since April 1, 1998, a newly formed government department, the Information Technology and Broadcasting Bureau (''ITBB''), is responsible for all policies relating to the telecommunications industry in Hong Kong. There can be no assurance that the ITBB will not introduce any further changes to the liberalization of the Hong Kong telecommunications market that may have an adverse effect on the Company's business in Hong Kong.

     Currently, a range of international services, including the operation of an international gateway for all incoming and outgoing international calls, is provided in Hong Kong solely by Hong Kong Telephone International (''HKTI''), the Hong Kong ITO. Until recently, HKTI provided its range of services pursuant to an exclusive license which was originally scheduled to expire on October 1, 2006. The Hong Kong government agreed to compensate HKTI for the early termination of its exclusive license, and, on March 31, 1998, the Hong Kong government withdrew HKTI's exclusive license and amended the license of HKTI's local service affiliate to allow HKTI to provide international services
under that license. Although HKTI continues to provide exclusive services as it did before March 31, 1998, the Hong Kong government intends to issue an unlimited number of licenses for provision of ISR for voice service over circuits and facilities leased from HKTI beginning January 1, 1999. In addition, the Hong Kong government will allow the provision of international circuits and facilities beginning January 1, 2000. It is expected that OFTA will issue a detailed set of guidelines for the application of ISR licenses in or about October of 1998. It is likely that the issuance of an unlimited number of licenses for the provision of ISR voice services may have a material adverse effect on the Company's business in Hong Kong.

     On July 1, 1997, the People's Republic of China ("China") resumed sovereignty over Hong Kong. There can be no assurance that China will continue the existing licensing regime with respect to the Hong Kong telecommunications industry. There is also no assurance that China will continue to implement the existing policies of the Hong Kong government with respect to promoting the liberalization of the Hong Kong telecommunications industry in general, including Hong Kong's policy of allowing call-reorigination, which is currently prohibited in China. For the six months ended June 30, 1998, one wholesale customer in Hong Kong, New T&T Hong Kong Limited (the "Hong Kong Customer"), which is an FTNS provider and will be eligible to self-provide international services by January 1, 1999, accounted for approximately 7.5% of the Company's total revenues. Substantially all of the services provided by the Company to this customer consist of call-reorigination services. The Company's agreement with the Hong Kong Customer expires in October 1998, automatically renews for one-year periods, and may be terminated by the Hong Kong Customer if it determines in good faith that the services provided pursuant to the agreement are no longer commercially viable in Hong Kong. There can be no assurance that regulatory changes affecting the Hong Kong telecommunications market, such as permitting the provision of ISR voices services from January 1, 1999, will not affect the Hong Kong Customer's decision as to the renewal of the agreement. In addition, the Hong Kong Customer, as an FTNS provider, will be permitted to provide international telecommunications services over circuits leased from HKTI starting January 1, 1999. A material reduction in the level of services provided by the Company to the Hong Kong Customer or a termination of the Company's agreement with the Hong Kong Customer could have a material adverse effect on the Company's
business, financial condition and results of operations.   Moreover, if the
Company loses its rights under its PNETS license and/or if it is unable to provide call-reorigination services in Hong Kong on either a retail or wholesale basis, such action could have a material adverse effect on the Company's business, financial condition and results of operations.

     In all Pacific Rim countries, except Hong Kong, the Company is strictly limited in its provision of public voice and value added services. While some countries in the Pacific Rim oppose call-reorigination, the Company generally has not faced significant regulatory impediments. China has specifically informed the FCC that call-reorigination is illegal in that country. Australia, New Zealand, Japan and Hong Kong do not prohibit call-reorigination. If the Company is unable to provide the services it is presently providing or intends to provide or to use its existing or contemplated transmission methods due to its inability to receive or retain formal or informal approvals for such services or transmission methods, or for any other reason related to regulatory compliance or the lack thereof, such events could have a material adverse effect on the Company's business, financial condition and results of operations.

     Other Non-U.S. Markets.   To the extent that it seeks to provide
telecommunications services in other non-U.S. markets, the Company will be subject to the developing laws and regulations governing the competitive provision of telecommunications services in those markets. The Company currently plans to provide a limited range of services in South Africa and certain Latin American countries, as permitted by regulatory conditions in those markets, and to expand its operations as these markets implement liberalization to permit competition in the full range of telecommunications services. The nature, extent and timing of the opportunity for the Company to compete in these markets will be determined, in part, by the actions taken by the governments in these countries to implement competition and the response of incumbent carriers to these efforts. There can be no assurance that any of these countries will implement competition in the near future or at all, that the Company will be able to take advantage of any such liberalization in a timely manner, or that the Company's operations in any such country will be successful.

DEPENDENCE ON INDEPENDENT AGENTS; CONCENTRATION OF MARKETING RESOURCES

     The Company's success depends in significant part on its ability to recruit, maintain and motivate a network of independent agents, including its Country Coordinators. Telegroup's international market penetration has resulted primarily from the sales activities of independent agents compensated on a commission basis. Telegroup has over 1,600 active independent agents worldwide. The Company is subject to competition in the recruitment of independent agents from other organizations that use independent agents to market their products and services, including those that market telecommunications services. The motivation of the independent agents, which can be affected by general economic conditions and a number of intangible factors, may impact the effectiveness of the independent agents' ability to recruit customers for the Company's services. Because of the number of factors that affect the recruiting of independent agents and their effectiveness in recruiting customers, the Company cannot predict when or to what extent increases or decreases in the level of independent agent activity will occur and to what degree the Company's independent agents will be successful in recruiting customers for the Company's services. There can be no assurance that the Company will be able to continue to effectively recruit, maintain and motivate independent agents and, to the extent the Company is not able to do so, the Company's business, results of operations and financial condition could be materially and adversely affected.

     For the sixth months ended June 30, 1998, approximately 50% of the Company's retail revenues were derived from customers enrolled by agents who are contractually prohibited from offering telecommunications services of the Company's competitors to their customers during the term of their contract and typically for a period of two years thereafter. Contracts with independent agents entered into by the Company after July 1996 typically provide for such exclusivity. As earlier agreements expire, the Company has generally required its independent agents to enter into such new agreements. In the past, certain independent agents have elected to terminate their relationship with the Company in lieu of entering into such new independent agent agreements. In the event that independent agents transfer a significant number of customers to other service providers or that a significant number of agents decline to renew their contracts under the new terms and move their customers to another carrier, this would have a material adverse effect on the Company's business, financial condition and results of operations.

     For the sixth months ended June 30, 1998, 50 independent agents and/or Country Coordinators were responsible for generating approximately 50% of the Company's international long distance service billings. Any loss of the Company's internal sales force or certain of the Company's more productive independent agents, Country Coordinators or Country Directors could have a material adverse effect on the Company's business, financial condition and results of operations.

INTENSE INTERNATIONAL AND NATIONAL COMPETITION

     The international and national telecommunications industry is highly competitive. The Company's success depends upon its ability to compete with a variety of other telecommunications providers in each of its markets, including the respective ITO in each country in which the Company operates and global alliances among some of the world's largest telecommunications carriers. Other potential competitors include data and mixed services networks providers, cable television companies, wireless telephone companies, Internet access providers, electric and other utilities with rights of way, railways, microwave carriers and large end users which have private networks. The intensity of such competition has recently increased and the Company believes that such competition will continue to intensify as the number of new entrants increases. If the Company's competitors devote significant additional resources to the provision of international or national telecommunications services to the Company's target customer base of high-volume residential consumers and small and medium-sized businesses, such action could have a material adverse effect on the Company's business, financial condition and results of operations, and there can be no assurance that the Company will be able to compete successfully against such new or existing competitors. Similarly, with respect to the Company's ATM strategy, if the Company's competitors in the mixed services transport business devote significant resources to implementation of global data networks which are comprised of high bandwidth circuits, such action could have a material provided by adverse effect on the Company's business, financial condition and results of operations, and there can be no assurance that the Company will be able to compete successfully against such new or existing competitors.

     Many of the Company's competitors are significantly larger, have substantially greater financial, technical and marketing resources, larger networks and a broader portfolio of services than the Company. Additionally, many competitors have strong name recognition and ''brand'' loyalty, long-standing relationships with the Company's target customers, and economies of scale which can result in a lower relative cost structure for transmission and related costs. These competitors include, among others, AT&T, IXC Communications, Inc. (''IXC''), Level 3 Communications, Inc. (''Level 3''), MCI Communications Corp. (''MCI''), Sprint Corporation (''Sprint''), The Williams Companies, Inc. (''Williams''), WorldCom, Inc. (''WorldCom''), Cable & Wireless, Inc., Frontier Corp. (''Frontier''), GTE Corporation and Qwest Communications International Inc. (''Qwest'') and RBOCs outside their exchange territories providing long distance services in the United States; France Telecom S.A. in France; KPN Telecom B.V. (''KPN'') and Socie te
Internationale de Te le communications Ae ronautiques, S.C. in The Netherlands; British Telecommunications plc (''BT''), Cable & Wireless Communications plc (''Cable & Wireless''), AT&T, WorldCom, Sprint, Energis plc, COLT Telecom Group plc, and ACC Corp. in the United Kingdom; Deutsche Telekom AG (''Deutsche Telekom'') in Germany; Swisscom in Switzerland; Telia AB and NetCom Systems AB (''Netcom'') in Sweden; HKTI in Hong Kong; Telstra

Corporation Limited and Optus Communications Pty. and AAPT Limited in Australia; Empresa Brasileira de Telecomunicacoes, S.A. (''Embratel''), Telecomunicacoes Brasileiras, S.A. (''Telebra s''), Empresas de Telecomunicaciones de Bogota (''ETB'') and Orbitel, S.A. in Latin America; and Kokusan Denshin, Denwa Co., Ltd. (''KDD''), NTT Worldwide Telecommunications, Japan Telecom and International Digital Communications (''IDC'') in Japan. In many cases, the Company's competitors in a given country have entered into, or intend to enter into, cross-border alliances to compete for multi-national customers that are also targeted by the Company. The Company competes with numerous other long distance and data providers, some of which focus their efforts on the same customers targeted by the Company. In addition to these competitors, recent and pending deregulation in various countries may encourage new entrants. For example, as a result of the 1996 Telecommunications Act in the United States, once certain conditions are met, RBOCs will be allowed to enter the domestic long distance market, AT&T, MCI and other long distance carriers will be allowed to enter the local telephone services market, and any entity (including cable television companies and utilities) will be allowed to enter both the local service and long distance telecommunications markets. Moreover, the WTO Agreement could create opportunities for the Company to enter new foreign markets. However, implementation of the accord by the United States and other countries could result in new competition from carriers (including ITOs) previously banned or limited from providing services. Increased competition in such countries as a result of the foregoing, and other competitive developments, including entry by ISPs into the long-distance and frame relay markets, could have an adverse effect on the Company's business, financial condition and results of operations. In addition, many smaller carriers have emerged, most of which specialize in offering international telephone services utilizing dial-up access methods, some of which have begun to build networks similar to the TIGN. Finally, industry consolidation is occurring and the Company is unable to predict the impact on the Company of mergers and acquisitions within the telecommunications industry.

     The Company believes that ITOs generally have certain competitive advantages due to their control over local connectivity and close ties with national regulatory authorities. The Company also believes that, in certain instances, some regulators have shown a reluctance to adopt policies and grant regulatory approvals that would result in increased competition for the local ITO. If an ITO were to successfully pressure national regulators to prevent the Company from providing its services, the Company could be denied regulatory approval in certain jurisdictions in which its services would otherwise be permitted, thereby requiring the Company to seek judicial or other legal enforcement of its right to provide services. Any delay in obtaining approval, or failure to obtain approval, could have a material adverse effect on the Company's business, financial condition and results of operations. If the Company encounters anti-competitive behavior in countries in which it operates or if the ITO in any country in which the Company operates uses its competitive advantages to the fullest extent, the Company's business, financial condition and results of operations could be materially adversely affected.

     The telecommunications industry is intensely competitive and is significantly influenced by the pricing and marketing decisions of the larger industry participants. In the United States, the industry has relatively limited barriers to entry with numerous entities competing for the same customers. Customers frequently change long distance providers in response to
the offering of lower rates or promotional incentives by competitors. Generally, the Company's customers can switch carriers at any time. The Company believes that competition in all of its markets is likely to increase and that competition in non-United States markets is likely to become more similar to competition in the United States market over time as such non-United States markets continue to experience deregulatory influences. In each of the countries where the Company markets its services, the Company competes primarily on the basis of price (particularly with respect to its sales to other carriers), and also on the basis of customer service and its ability to provide a variety of telecommunications products and services. There can be no assurance that the Company will be able to compete successfully in the future. The Company anticipates that deregulation and increased competition will result in decreasing customer prices for telecommunications services. The Company believes that the effects of such decreases will be at least partially offset by increased telecommunications usage and decreased costs as the percentage of its traffic transmitted over the TIGN increases. There can be no assurance that this will be the case. To the extent this is not the case, there could be an adverse effect on the Company's margins and financial profits, and the Company's business, financial condition and results of operations could be materially and adversely effected.

     The telecommunications industry is in a period of rapid technological evolution, marked by the introduction of new product and service offerings and increasing satellite transmission capacity for services similar to those provided by the Company. Such technologies include satellite-based systems, such as the proposed Iridium and GlobalStar systems, utilization of the Internet for international voice and data communications and digital wireless communication systems such as personal communications services (''PCS''). The Company is unable to predict which of many possible future product and service offerings will be important to maintain its competitive position or what expenditures will be required to develop and provide such products and services.

DEPENDENCE ON TELECOMMUNICATIONS FACILITIES PROVIDERS

     The Company's success will continue to depend, in part, on its ability to obtain and utilize transmission capacity on a cost-effective basis. The Company currently owns a limited amount of telecommunications transmission infrastructure. Telecommunications traffic originated by the Company's customers may be transmitted via one or more of the following types of circuit capacity: (i) capacity purchased from another carrier on a per minute or bandwidth basis under a switched resale agreement; (ii) capacity leased from another carrier; or (iii) capacity owned by Telegroup, on an IRU or other basis. In addition, the Company requires leased circuit capacity and/or switching capacity to provide access and egress between its switches and the local PSTN or other carriers in each country.

     The Company currently obtains most of its transmission capacity under a variety of volume-based resale arrangements with facilities-based and other carriers including ITOs. The Company has entered into resale agreements with more than 57 carriers in the United States, the United Kingdom, Canada, The Netherlands, Denmark, Australia, Hong Kong and Switzerland, four of which accounted for approximately 64.3% of the Company's cost of revenues for the year ended December 31, 1997 and approximately 62.8% for the sixth months ended June 30, 1998. Under these arrangements, the Company is subject to the risk of unanticipated price fluctuations and service restrictions or
cancellations. The Company generally has not experienced sudden or unanticipated price fluctuations, service restrictions or cancellations imposed by such facilities-based carriers but there can be no assurance that this will be the case in the future. The Company has an agreement with Sprint Communications Company L.P. ("Sprint L.P.") to use Sprint L.P.'s fiber-optic network in its delivery of telecommunications services. This agreement, which extends through December 1998, requires net quarterly usage commitments of $6.0 million, with the Company liable for 25.0% of any shortfall below such commitment level. At such time as total usage exceeds $24.0 million during 1998, the Company will have no further commitment. As of August 1, 1998, the Company had satisfied $20.0 million of its commitment to Sprint L.P. under this agreement. Under an agreement which began on September 5, 1997, the Company has a one-year $3.0 million usage commitment with MFS/WorldCom in Frankfurt, Germany, to use MFS/WorldCom's fiber-optic network in its delivery of telecommunications services. An extension of the term of this agreement to June 30, 1999 was agreed to by MFS/WorldCom on July 28, 1998. The Company also has a two year minimum usage commitment of $55,000,00 with WorldCom, Inc which began on May 1, 1998, and extends through April 30, 2000. The Company is responsible for any shortfall below such commitment level. As of August 1, 1998, the Company had fulfilled $20.0 million of this usage commitment. The Company also has an agreement with Epoch Networks, Inc., which began June 1, 1998, with an aggregate minimum usage commitment of $875,000 over the next two years. Shortfalls in usage commitments, if any, are recorded as out of revenues in the period identified. Any significant or unanticipated usage shortfalls below commitment levels in connection with such agreements could have a material adverse effect on the Company's business, financial condition and results of operations. Although the Company believes that its arrangements and relationships with such carriers generally are satisfactory, the deterioration or termination of the Company's arrangements and relationships, or the Company's inability to enter into new arrangements and relationships with one or more of such carriers could have a material adverse effect upon the Company's cost structure, service quality, network coverage, results of operations and financial condition.

     In addition, the Company leases circuit capacity at fixed terms ranging up to 12 months under arrangements with facilities-based long distance carriers. As a result, the Company depends upon facilities-based carriers such as the ITOs in each of the countries in which the Company operates to supply the Company with high capacity transmission links. Some of these carriers are or may become competitors of the Company. The Company has periodically experienced difficulties with the quality of the services provided by such carriers. In addition, the Company has experienced delays in obtaining access and egress transmission lines supplied by ITOs and other facilities-based carriers. While the Company seeks to minimize the impact of such difficulties, there can be no assurance that difficulties with circuit access and quality of service will not arise in the future and constitute a material adverse effect. See " Intense International and National Competition." Moreover, minimum volume contracts may result in relatively high fixed costs to the extent that the Company does not generate the requisite traffic volume over the particular route.

RISK OF NETWORK FAILURE

     The success of the Company is largely dependent upon its ability to deliver high quality, uninterrupted telecommunications services and on its ability to protect its software and hardware against damage from fire,
earthquake, power loss, telecommunications failure, natural disaster and similar events. Any failure of the TIGN or other systems or hardware that causes interruptions in the Company's operations could have a material adverse effect on the Company's business, financial condition and results of operations. As the Company expands the TIGN and call traffic grows, there will be increased stress on hardware, circuit capacity and traffic management systems. There can be no assurance that the Company will not experience system failures. The Company's operations are also dependent on its ability to successfully expand and enhance the TIGN and integrate new and emerging technologies and equipment, including ATM, which could increase the risk of system failure and result in further strains upon the TIGN. The Company attempts to minimize customer inconvenience in the event of a system disruption by routing traffic to other circuits and switches which may be owned by other carriers. However, significant or prolonged system failures, or difficulties for customers in accessing, and maintaining connection with, the TIGN could damage the reputation of the Company and result in customer attrition and financial losses. Additionally, any damage to the Company's NOC could have a negative impact on the Company's ability to monitor the operations of the TIGN and generate accurate call detail reports.

RISKS ASSOCIATED WITH INTERNATIONAL OPERATIONS

     A key component of the Company's strategy is its expansion in international markets. In many international markets, the ITO controls access to the local networks, enjoys better brand recognition and brand and customer loyalty, and possesses significant operational economies, including a larger network infrastructure and more operating agreements with other ITOs. Moreover, an ITO may take many months before allowing competitors, including the Company, to interconnect to its switches within the target market. Pursuit of international growth opportunities may require significant investments for extended periods of time before returns, if any, on such investments are realized. In addition, there can be no assurance that the Company will be able to obtain the permits and operating licenses required for it to operate, obtain access to local transmission facilities or market and sell and deliver competitive services in these markets.

     In addition to the uncertainty as to the Company's ability to expand its international presence, there are certain risks in conducting business internationally, which could have a material adverse effect on the Company's international operations, including its strategy to open additional offices in foreign countries and its ability to repatriate net income from foreign markets. Such risks may include unexpected changes in regulatory requirements, value added taxes, tariffs, customs, duties and other trade barriers, difficulties in staffing and managing foreign operations, problems in collecting accounts receivable, political risks, fluctuations in currency exchange rates, foreign exchange controls which restrict or prohibit repatriation of funds, technology export and import restrictions or prohibitions, delays from customs brokers or government agencies, seasonal reductions in business activity during the summer months in Europe and certain other parts of the world, and potentially adverse tax consequences resulting from operating in multiple jurisdictions with different tax laws. In addition, the Company's business could be adversely affected by a reversal in the current trend toward deregulation of telecommunications carriers. In certain countries into which the Company may choose to expand in the future, the Company may need to enter into a joint venture or other strategic relationship with one or more third parties in order to successfully conduct its operations

(possibly with an ITO or other carrier). There can be no assurance that such factors will not have a material adverse effect on the Company's future operations and, consequently, on the Company's business, results of operations and financial condition, or that the Company will not have to modify its current business practices. In addition, there can be no assurance that laws or administrative practices relating to taxation, foreign exchange or other matters of countries within which the Company operates will not change. Any such change could have a material adverse effect on the Company's business, financial condition, and results of operations.

     The Company is subject to the Foreign Corrupt Practices Act (''FCPA''), which generally prohibits U.S. companies and their intermediaries from bribing foreign officials for the purpose of obtaining or keeping business. The Company may be exposed to liability under the FCPA as a result of past or future actions taken without the Company's knowledge by agents, strategic partners and other intermediaries. Such liability could have a material adverse effect on the Company's business, financial condition and results of operations.

FOREIGN EXCHANGE RATE RISKS; REPATRIATION RISKS

     Although the Company and its subsidiaries attempt to match costs and revenues in terms of local currencies, the Company anticipates that as it continues its expansion of the TIGN on a global basis, there will be many instances in which costs and revenues will not be matched with respect to currency denomination. As a result, the Company anticipates that increasing portions of its revenues, costs, assets and liabilities will be subject to fluctuations in foreign currency valuations, and that such changes in exchange rates may have a material adverse effect on the Company's business, financial condition and results of operations. While the Company utilizes foreign currency forward contracts and other currency hedging mechanisms to minimize exposure to currency fluctuation, there can be no assurance that such hedges will achieve the desired effect. The Company may experience economic loss and a negative impact on earnings solely as a result of foreign currency exchange rate fluctuations. One of the markets in which the Company conducts business, South Africa, restricts the removal or conversion of the local or foreign currency. While the Company has taken steps to address these issues, there can be no assurance that the Company will not experience limitations on its ability to repatriate funds from its international operations. See '' Risks Associated with International Operations.''

FAILURE TO COLLECT RECEIVABLES (BAD DEBT RISK)

     Many of the countries in which the Company operates do not have established credit bureaus, thereby making it more difficult for the Company to ascertain the creditworthiness of potential customers. In addition, the Company expends considerable resources to collect receivables from customers who fail to make payment in a timely manner. While the Company continually seeks to minimize bad debt, the Company's experience indicates that a certain portion of past due receivables will never be collected and that such bad debt is a necessary cost of conducting business in the telecommunications industry. Expenses attributable to the write-off of bad debt, including an estimate of accounts receivable expected to be written off, represented approximately 3.1%, 2.4% and 2.5% of revenues for the years ended December 31, 1995, 1996 and 1997, respectively, and approximately 2.3% for the six months ended June 30, 1998. There can be no assurance, however, that, with regard to any
particular time period or periods or a particular geographic location or locations, bad debt expense will not rise significantly above historical or anticipated levels. Any significant increase in bad debt levels could have a material adverse effect on the Company's business, financial condition and results of operations.

     The telecommunications industry has historically been a victim of fraud. Although the Company has implemented anti-fraud measures to minimize losses relating to fraudulent practices, there can be no assurance that the Company can effectively control fraud when operating in the international or national telecommunications arena. The Company's failure to effectively control fraud could have a material adverse effect on the Company's business, financial condition and results of operations.

RISKS ASSOCIATED WITH IMPOSITION OF VAT ON COMPANY'S SERVICES

     The member countries of the EU impose value-added taxes (''VAT'') upon the sale of goods and services within the EU. The rate of VAT varies among EU members, but ranges from 15.0% to 25.0% of the sales price of goods and services. Under basic VAT rules, businesses are required to collect VAT from their customers upon the sale to such customers of goods and services and remit such amounts to the VAT authorities.

     As a general rule, in the case of services, VAT is imposed where services are deemed to have been provided within an EU member state. Pursuant to the Sixth VAT Directive adopted in 1977 (the ''Sixth Directive''), telecommunications services were deemed to be provided where the supplier of such services is located for VAT purposes. Under the Sixth Directive, therefore, telecommunications services provided by U.S. telecommunications companies in the United States were deemed to be performed outside the EU and were outside the scope of VAT. Because telecommunications providers based in the EU had to charge VAT on telecommunications services they provided, U.S.- based and other non-EU based telecommunications providers historically enjoyed a competitive advantage over their EU counterparts under the Sixth Directive.

     Derogation to the Sixth Directive.   In March 1997, the EU issued a
derogation to the Sixth Directive (the ''Derogation'') that, as of January 1, 1997, authorized individual EU states to amend their laws so as to change the locus of telecommunications services provided by non-EU based firms, treating such services as being provided where the customer is located rather than where the telecommunications provider is established. In the case of sales by non-EU based telecommunications companies to non-VAT-registered (usually residential) customers in EU member states, the Derogation provides that the non-EU based companies will be required to register for, collect, charge and remit VAT.

     Germany and France have adopted rules that, as of January 1, 1997, deem telecommunications services provided by non-EU based firms to be provided where the customer is located, thereby subjecting telecommunications services provided to customers in the EU by non-EU based companies to VAT. The German and French rules impose VAT on both individual and business customers of non-EU based telecommunications companies. In the case of sales to individuals (as opposed to business), German and French rules require that non-EU based telecommunications carriers collect and remit the VAT. In the case of sales by such providers to German business customers, the German rules generally require that such customers collect and remit the VAT. Under the so-called

"Nullregelung" doctrine, however, certain German business customers that are required to charge VAT on goods and services provided to their customers (generally, companies other than banks and insurance companies) are exempt from the aforesaid obligation with regard to certain services. The exemption only applies if the provider has not invoiced VAT and the respective customer would be entitled to be fully reimbursed for VAT paid if such VAT had been invoiced. In the case of sales by such providers to French VAT-registered customers, the French rules require that such business customers collect and remit the VAT.

     Since April 1, 1997, Austria, Belgium, Denmark, Finland, Greece, Ireland, Italy, Luxembourg, The Netherlands, Portugal, Spain, Sweden and the United Kingdom have begun to impose VAT on telecommunications services provided by non-EU based companies. The rules adopted by these countries are generally similar to those adopted by France and Germany in that they impose VAT on both individuals and businesses, with non-EU based telecommunications providers required to collect and remit the VAT in the case of sales to non-VAT-registered customers and the customer required to collect and remit VAT in the case of sales to VAT-registered customers.

     Proposed Amendment to the Sixth Directive.   The EU Commission has
proposed an amendment to the Sixth Directive (the ''Amendment'') that, if adopted in present form, would require all EU members to adopt legislation to impose VAT on non-EU based telecommunications services provided to customers in the EU by non-EU based companies. Under the Amendment, non-EU based telecommunications companies would be required to collect and remit VAT on telecommunications services provided to EU businesses as well as to individuals.

     To the extent that the Company's services are, and in the future become, subject to VAT, the Company's competitive price advantage with respect to those EU businesses and other customers required to pay VAT will be reduced. Such reduction could have a material adverse effect on the Company's business, financial condition and results of operations. The Company historically has collected, and will continue to collect, VAT on Global Access Direct services where it is offered in a VAT country. In addition, the Company's U.K. Subsidiary acts as the provider of call-reorigination services throughout much of Europe and collects U.K. VAT, where applicable, on such services. The Company believes that whatever negative impact the Derogation and the Amendment will have on its operations as a result of the imposition of VAT on traditional call-reorigination, such impact will be partially mitigated by the customer migration towards call-through services and by the fact that call-reorigination services offered by the Company's U.K. subsidiary are imposed at the relatively low U.K. rate of 17.5%.

RISKS ASSOCIATED WITH ACQUISITIONS, INVESTMENTS AND STRATEGIC ALLIANCES

     In furtherance of its business strategy, the Company may enter into strategic alliances with, acquire assets or businesses from, or make investments in, companies that are complementary to its current operations.
On April 20, 1998, the Company acquired all of the outstanding capital stock of Corporate Networks, a group of companies located in the United Kingdom, which includes South East Telecom Limited (''South East Telecom'') and Phone Centre Communication (Service) Limited (''Phone Centre''), for $62,544 in cash and 164,463 shares of unregistered Common Stock valued at $2.3 million, based on the closing price of the Common Stock on Nasdaq on the closing date of such
transaction. Additional consideration to be paid in unregistered Common Stock is due on or before April 30, 1999 based on average monthly usage of telephone related services by customers over a certain period of time. On May 31, 1998, the Company purchased for $9.7 million in cash all of the outstanding shares of Newsnet ITN Limited, an Australian corporation (''Newsnet''), which
provides enhanced fax services.   On August 6, 1998, the Company purchased all
of the outstanding capital stock of Switch Telecommunications Pty Ltd., an Australian corporation (''Switch''), and all of the assets of Frame Relay Pty Ltd., an Australian corporation (''Frame''), for an aggregate purchase price of $22.0 million in cash. The Company is negotiating an agreement to acquire the business and operations of its Country Coordinator in The Netherlands by purchasing all of the outstanding capital stock of Eurocom Holding B.V. and Global Access B.V., limited liability companies in The Netherlands. There can be no assurance that this agreement will be consummated. Except as set forth herein, the Company has no present agreements with respect to any such strategic alliance, investment or acquisition. Any such future strategic alliances, investments or acquisitions would be accompanied by the risks commonly encountered in such transactions. Such risks include, among other things, the difficulty of assimilating the operations and personnel of the companies, the potential disruption of the Company's ongoing business, costs associated with the development and integration of such operations, the inability of management to maximize the financial and strategic position of the Company by the successful incorporation of licensed or acquired technology into the Company's service offerings, the maintenance of uniform standards, controls, procedures and policies, the impairment of relationships with employees and customers as a result of changes in management, and higher customer attrition with respect to customers obtained through acquisitions.

DEPENDENCE ON KEY PERSONNEL

     The Company's success depends to a significant degree upon the continued contributions of its management team, as well as its technical, marketing and sales personnel. While certain of the Company's employees have entered into employment agreements with the Company, the Company's employees may voluntarily terminate their employment with the Company at any time. The Company has obtained a $5 million key man life insurance policy covering Mr. Cliff Rees, the Company's Chief Executive Officer, but there can be no assurance that the coverage provided by such policy will be sufficient to compensate the Company for the loss of Mr. Rees' services. The Company's success also will depend on its ability to continue to attract and retain qualified management, marketing, technical and sales personnel. The process of locating such personnel with the combination of skills and attributes required to carry out the Company's strategies is often lengthy. Competition for qualified employees and personnel in the telecommunications industry is intense. There can be no assurance that the Company will be successful in attracting and retaining such executives and personnel. The loss of the services of key personnel, including Mr. Rees, or the inability to attract additional qualified personnel, could have a material adverse effect on the Company's business, financial condition and results of operations.

PROTECTION OF PROPRIETARY TECHNOLOGY AND INFORMATION

     The Company relies on trade secrets, know-how and continuing technological advancements to maintain its competitive position. The Company also relies on unpatented proprietary technology and there can be no assurance that third parties may not independently develop the same or similar technology or otherwise obtain access to the Company's unpatented technology,
trade-secrets and know-how. Although the Company has entered into confidentiality and invention agreements with certain of its employees and consultants, no assurance can be given that such agreements will be honored or that the Company will be able to protect effectively its rights to its unpatented technology, trade secrets and know-how. If the Company is unable to maintain the proprietary nature of its technologies, the Company could be materially and adversely affected.

     Competitors in both the United States and foreign countries, many of which have substantially greater resources and have made substantial investments in competing technologies, may have applied for or obtained, or may in the future apply for and obtain, patents that will prevent, limit or otherwise interfere with the Company's ability to sell its services. The Company has not conducted an independent review of patents issued to third parties. Although the Company believes that its products do not infringe on the patents or other proprietary rights of third parties, there can be no assurance that other parties will not assert infringement claims against the Company or that such claims will not be successful. An adverse outcome in the defense of a patent suit could subject the Company to significant liabilities to third parties, require disputed rights to be licensed from third parties or require the Company to cease selling its services.

CONTROL OF COMPANY BY PRINCIPAL SHAREHOLDERS

     At August 1, 1998, Fred Gratzon, the Chairman of the Board, and Clifford Rees, the Chief Executive Officer, collectively beneficially own in the aggregate approximately 70.5% of the Company's outstanding Common Stock. Accordingly, if they choose to do so, Messrs. Gratzon and Rees acting together will have the power to amend the Company's Second Restated Articles of Incorporation (the "Restated Articles"), elect all of the directors, effect fundamental corporate transactions such as mergers, asset sales and the sale of the Company and otherwise direct the Company's business and affairs, without the approval of any other shareholder.


                          USE OF PROCEEDS

     The Company will not receive any of the proceeds from the sale of the Common Stock offered hereby, nor will any such proceeds be available for use by it or for its benefit.

                           DIVIDEND POLICY

     The Company has paid no cash dividends since 1996. The Company currently intends to retain all future earnings for use in the operation of its business and, therefore, does not anticipate paying any cash dividends in the foreseeable future. The declaration and payment in the future of any cash dividends will be at the discretion of the Company's Board of Directors and will depend upon, among other things, the earnings, capital requirements and financial position of the Company, existing and/or future loan covenants and general economic conditions. In addition, the Indentures and the Revolving Credit Facility limit the Company's ability to pay dividends or make any other distributions on the Common Stock.

                      DESCRIPTION OF COMMON STOCK

     As of August 12, 1998, there were 33,527,520 shares of Common Stock outstanding and held of record by approximately 82 holders of record. Holders of shares of Common Stock are entitled to one vote per share on all matters on which the holders of Common Stock are entitled to vote and do not have any cumulative voting rights. This means that the holders of more than 50% of the shares voting for the election of directors can elect all of the directors if they choose to do so; and, in such event, the holders of the remaining shares of Common Stock will not be able to elect any person to the Board of Directors. Subject to the rights of the holders of shares of any series of Preferred Stock, holders of Common Stock are entitled to receive such dividends as may from time to time be declared by the Board of Directors of the Company out of funds legally available therefor. Holders of shares of Common Stock have no preemptive, conversion, redemption, subscription or similar rights. In the event of a liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, holders of shares of Common Stock are entitled to share ratably in the assets of the Company which are legally available for distribution, if any, remaining after the payment or provision for the payment of all debts and other liabilities of the Company and the payment and setting aside for payment of any preferential amount due to the holders of shares of any series of Preferred Stock. All outstanding shares of Common Stock are, and all shares of Common Stock offered hereby when issued will be, upon payment therefor, validly issued, fully paid and non-assessable. The Common Stock is quoted on Nasdaq under the symbol "TGRP".
The last reported sale price for the Common Stock as reported on Nasdaq on August 18, 1998, was $7.44 per share.

                            SELLING SHAREHOLDERS

     The following table sets forth the name of each Selling Shareholder, the aggregate number of shares of Common Stock beneficially owned by each Selling Shareholder as of the date hereof and the aggregate number of shares of Common Stock that each Selling Shareholder may offer and sell pursuant to this Prospectus. Because the Selling Shareholders may sell all or a portion of the Securities at any time and from time to time after the date hereof, no estimate can be made of the number of shares of Common Stock that each Selling

Shareholder may retain upon completion of the Offering pursuant to this Prospectus. Information concerning the Selling Shareholders may change from time to time and, to the extent required, will be set forth in an accompanying Prospectus supplement or, if appropriate, a post-effective amendment to the Registration Statement of which this Prospectus is a part. To the Company's knowledge, none of the Selling Shareholders has, or has had within the last three years, any material relationship with the Company except as disclosed herein or in the information incorporated by reference herein. The following table and the disclosure concerning material relationships between the Selling Shareholders and the Company is based upon information furnished to the Company by or on behalf of the Selling Shareholders.

                                      Number of             Number of
                                        Shares                Shares
Name of Selling Shareholder (1)   Owned Before Offering   Being Registered (2)
LeHeron Corp., Ltd.                     297,590                187,593
Dennis Raimondi                         114,547                114,547
Golden Gate Management, LC               81,972                 81,972
Baroda Hill Investments, Ltd.            66,000                 41,605
Kimble John Winter                       33,000                 20,802
Jim Danaher                              19,732                 19,732
Ed Malloy                                 5,000                  5,000
Doug Greenfield                           5,000                  5,000
Ed Malloy IRA                             1,428                  1,428
Dan Raymond                                 800                    800
Victoria Malloy IRA                         657                    657
                                        -------                --------
    Total                               627,726                481,136

(1)    Information set forth in the table regarding the Selling Shareholders'
Securities is provided to the best knowledge of the Company based on information furnished to the Company by such respective Selling Shareholders and/or available to the Company through its stock ledgers or inquiries to brokers.

(2)    Since the Selling Shareholders may offer all or part of the Common
Stock held thereby, and since this offering is not being underwritten on a firm commitment basis, no estimate can be given as to the amount of Common
Stock to be offered for sale by the Selling Shareholders or as to the amount of Common Stock that will be held by the Selling Shareholders upon termination of this offering.

                             PLAN OF DISTRIBUTION

     The Selling Shareholders may sell all or a portion of the Securities offered hereby from time to time while the Registration Statement of which this Prospectus is a part remains effective. The Company has been advised by the Selling Shareholders that the Securities may be sold on terms to be determined at the time of such sale through customary brokerage channels, negotiated transactions or a combination of these methods, at fixed prices that may be changed, at market prices then prevailing or at negotiated prices then obtainable. There is no assurance that the Selling Shareholders will sell any or all of the Securities offered hereby. Each of the Selling Shareholders
reserves the right to accept and, together with its agents from time to time, to reject in whole or in part any proposed purchase of the Securities to be made directly or through agents. The Company will receive no portion of the proceeds from the sale of the Securities offered hereby. The aggregate proceeds to the Selling Shareholders from the sale of the Securities offered hereby will be the purchase price of such Securities less any discounts or commissions.

     The Company has been advised by the Selling Shareholders that the Selling Shareholders, acting as principals for their own account, may sell Securities from time to time directly to purchasers or through agents, dealers or underwriters to be designated by the Selling Shareholders from time to time who may receive compensation in the form of underwriting discounts, commissions or concessions from the Selling Shareholders and the purchasers of the Securities for whom they may act as agent. The Selling Shareholders and any agents, broker-dealers or underwriters that participate with the Selling Shareholders in the distribution of the Securities may be deemed to be "underwriters" within the meaning of the Securities Act, in which event any discounts, commissions or concessions received by such broker-dealers, agents or underwriters and any profit on the resale of the Securities purchased by them may be deemed to be underwriting discounts or commissions under the Securities Act.

     A Selling Shareholder may elect to engage a broker or dealer to effect sales of the Securities in one or more of the following transactions: (a) block trades in which the broker or dealer so engaged will attempt to sell the Securities as agent but may position and resell a portion of the block as principal to facilitate the transaction, (b) purchases by a broker or dealer as principal and resale by such broker or dealer for its account pursuant to this Prospectus, and (c) ordinary brokerage transactions and transactions in which the broker solicits purchasers. In effecting sales, brokers and dealers engaged by a Selling Shareholder may arrange for other brokers or dealers to participate. Broker-dealers may agree with the Selling Shareholders to sell a specified number of such Securities at a stipulated price, and, to the extent such broker-dealer is unable to do so acting as agent for a Selling Shareholder, to purchase as principal any unsold Securities at the price required to fulfill the broker-dealer commitment to such Selling Shareholder. Broker-dealers who acquire Securities as principal may thereafter resell such Securities from time to time in transactions (which may involve crosses and block transactions and sales to and through other broker-dealers, including transactions of the nature described above) in the over-the-counter market or otherwise at prices and on terms then prevailing at the time of sale, at prices then related to the then-current market price or in negotiated transactions and, in connection with such resales, may pay to or receive from the purchasers of such Securities commissions as described above. To the extent required, the number of Securities to be sold, the names of the Selling Shareholders, the purchase price, the public offering price, the name of any agent, dealer or underwriter, the amount of any offering expenses, any applicable commissions or discounts and any other material information with respect to a particular offer will be set forth in an accompanying Prospectus Supplement or, if appropriate, a post-effective amendment to the Registration Statement of which this Prospectus is a part.

     The Securities originally issued by the Company contained legends as to their restricted transferability. These legends will not be necessary with respect to any Securities sold pursuant to, and during the effectiveness of,
the Registration Statement of which this Prospectus is a part. Upon the transfer by the Selling Shareholders of any of the Securities, new certificates representing such Securities will be issued to the transferee, free of any such legends.

     Under the Exchange Act, any person engaged in the distribution of the Securities may not simultaneously bid for or purchase securities of the same class for a period of at least two business days prior to the commencement of such distribution. In addition, and without limiting the foregoing, the Selling Shareholders will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including without limitation the rules contained in Regulation M, in connection with the transactions in the Securities during the effectiveness of the Registration Statement of which this Prospectus is a part. The foregoing may affect the marketability of the Common Stock and any market making activities with respect to the Common Stock.

     To comply with the securities laws of certain states, if applicable, the Securities will be sold in such states only through registered or licensed brokers or dealers. In addition, in certain states the Securities may not be offered or sold unless they have been registered or qualified for sale in such state or an exemption from the registration or qualification requirement is available and is complied with.

     Each of the Selling Shareholders has certain registration rights with respect to the Securities owned by such Selling Shareholder. Notwithstanding such rights, the Company has voluntarily filed the Registration Statement of which this Prospectus is a part. The Company will bear all expenses relating to this registration, other than underwriting discounts and commissions and fees and disbursements of counsel to the Selling Shareholders.

                               LEGAL MATTERS

     The validity of the issuance of the shares of Common Stock offered hereby will be passed upon for the Company by Marcus and Thompson, P.C.

                                  EXPERTS

     The consolidated financial statements and schedule of the Company and subsidiaries appearing in the Company's Annual Report on Form 10-K for the year ended December 31, 1997 have been audited by KPMG Peat Marwick LLP, independent certified public accountants, as set forth in their reports thereon included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such reports given upon the authority of said firm as experts in accounting and auditing.

NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS NOT CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS IN CONNECTION WITH THE OFFERING COVERED BY THIS PROSPECTUS. IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF ANY OFFER TO BUY THE SECURITIES IN ANY JURISDICTION TO ANY PERSON TO WHOM IT IS NOT LAWFUL TO MAKE SUCH AN OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT

THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF OR THAT THERE HAS NOT BEEN ANY CHANGE IN THE FACTS SET FORTH IN THIS PROSPECTUS OR IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF.


                               TABLE OF CONTENTS


                                                                PAGE

Available Information......................................      2
Forward-looking Statements and the Private Securities
   Litigation Reform Act...................................      2
Incorporation of Certain Documents by Reference............      3
The Company................................................      4
Risk Factors...............................................      7
Use of Proceeds............................................     34
Dividend Policy............................................     34
Description of Common Stock................................     34
Selling Shareholders.......................................     34
Plan of Distribution.......................................     35
Legal Matters..............................................     37
Experts....................................................     37

                      481,136 Shares of Common Stock

                            TELEGROUP, INC.


                               PROSPECTUS


                            AUGUST _____, 1998

                                 PART II

                INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance And Distribution.

     The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable by the Registrant in connection with the issuance and distribution of the securities being registered. All the amounts shown are estimated, except the Securities and Exchange Commission registration fee.

   Securities and Exchange Commission Registration Fee........  $ 1,091.48
   Accounting Fees and Expenses...............................    3,500.00
   Legal Fees and Expenses....................................   20,000.00
                                                                 ---------
       Total..................................................  $24,591.48

Item 15. Indemnification of Directors and Officers.

     The Iowa Business Corporation Act confers broad powers upon corporations incorporated in Iowa with respect to indemnification of any person against liabilities incurred by reason of the fact that such person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another Corporation or other business entity. These provisions are not exclusive of any other rights to which those seeking indemnification may be entitled under any bylaw, agreement or otherwise.

     The Company's Second Restated Articles of Incorporation contain a provision that eliminates the personal liability of the Company's directors to the Company or its shareholders for monetary damages for breach of fiduciary duty as a director, except (i) for liability for any breach of the director's duty of loyalty to the Corporation or its shareholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or knowing violation of the law, (iii) for any transaction from which the director derived an improper personal benefit, or (iv) for unlawful distributions in violation of Section 490.833 of the Iowa Business Corporation Act. Any repeal or amendment of this provision by the shareholders of the Corporation will not adversely affect any right or protection of a director existing at the time of such repeal or amendment.

     The Company's Amended and Restated Bylaws contain a provision entitling officers and directors to be indemnified and held harmless by the Company against expenses, liabilities and costs (including attorneys' fees) actually and reasonably incurred by such person, to the fullest extent permitted by the Iowa Business Corporation Act.

     The Company has obtained a director and officer liability policy, under which each director and certain officers of the Company would be insured against certain liabilities.

     The Company entered into indemnification agreements with certain of its executive officers and directors (collectively, the "Indemnification Agreements"). Pursuant to the terms of the Indemnification Agreements, each of the executive officers and directors who are parties thereto will be indemnified by the Company to the full extent provided by law in the event such officer or director is made or threatened to be made a party to a claim arising out of such person acting in his capacity as an officer or director of the Company. The Company has further agreed that, upon a change in control, as defined in the Indemnification Agreements, the rights of such officers and directors to indemnification payments and expense advances will be determined in accordance with the provisions of the Iowa Business Corporation Act and has also agreed that, upon a potential change of control, as defined in the Indemnification Agreements, it will create a trust in an amount sufficient to satisfy all indemnity expenses reasonably anticipated at the time a written request to create such a trust is submitted by an officer or director. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

Item 16(a). Exhibits.

Exhibit
Number               Description
-------              -----------

*2.1 Plan and Agreement of Reorganization Between the Company, George Apple and Telegroup South Europe, Inc. Dated September 6, 1996

*2.2 Plan and Agreement of acquisition between the Company, Telecontinent, S.A. and Georges Apple dated September 6, 1996

 2.3 Agreement Between Fastnet UK Limited, Telegroup UK Limited, Giles Redpath and Telegroup, Inc. (Incorporated by reference to Exhibit 10 to the Company's Form 8-K filed on December 9, 1997, SEC File No. 0-29284)

*3.1     Restated Articles of Incorporation of Telegroup, Inc.

*3.2     Form of Second Restated Articles of Incorporation of Telegroup, Inc.

*3.3     Bylaws of Telegroup, Inc.

*3.4     Form of Amended and Restated Bylaws of Telegroup, Inc.

*4.1     Form of Common Stock Certificate of Telegroup, Inc.

*4.2     Reference is made to Exhibits 3.1, 3.2, 3.3 and 3.4

*4.3     Note and Warrant Purchase Agreement dated as of November 27, 1996

*4.4     Form of Warrant to Purchase Class A Common Stock of Telegroup, Inc.

*4.5 Indenture dated as of November 27, 1996 between Telegroup, Inc. and The Chase Manhattan Bank

 4.6 Indenture for 8.0% Convertible Notes dated September 30, 1997 (Incorporated by reference to Exhibit 4.1 to the Company's Form 10-Q for the quarter-ended September 30, 1997, SEC File No. 0-29284)

 4.7 Indenture for 10.5% Senior Discount Notes dated October 23, 1997 (Incorporated by reference to Exhibit 4.2 to the Company's Form 10-Q for the quarter-ended September 30, 1997, SEC File No. 0-29284)

 5.1     Opinion of Marcus & Thompson, P.C.

*10.1 Loan Agreement Dated as of March 28, 1997 by and between the Company and American National Bank and Trust Company of Chicago

*10.1.1 First Amendment to Loan Agreement between the Company and American National Bank and Trust Company of Chicago dated as of June 6, 1997.

*10.2    Amended and Restated 1996 Telegroup, Inc. Stock Option Plan

*10.3    Form of Employment Agreement between the Company and Fred Gratzon

*10.4    Form of Employment Agreement between the Company and Clifford Rees

*10.5    Form of Indemnification Agreement

*10.6 Registration Rights Agreement among Telegroup, Inc., Greenwich Street Capital Partners, L.P., Greenwich Street Capital Offshore Fund, Ltd., TRV Employees Fund, L.P., The Travelers Insurance Company and The Travelers Life and Annuity Company Dated as of November 27, 1996

*10.7 Form of Registration Rights Agreement between the Company and certain Shareholders of the Company

*^10.8   Agreement between Telegroup, Inc. and New T & T Hong Kong Limited

*^10.9 Resale Solutions Switched Services Agreement between Sprint Communications Company L.P. and Telegroup, Inc.

*10.10   Form of Employment Agreement between the Company and John P. Lass

*10.11   Form of Employment Agreement between the Company and Ron Jackenthal

*10.12 Form of Employment Agreement between the Company and Certain Executive Officers

***10.13 Notes Registration Rights Agreement between the Company and Smith
         Barney Inc., and Alex Brown Incorporated Dated as of October 23, 1997

**10.14 Registration Rights Agreement between the Company and Smith Barney Inc. Dated as of September 30, 1997

23.1     Consent of KPMG Peat Marwick LLP

23.2    Consent of Marcus & Thompson, P.C. (to be included in Exhibit 5.1)

* Incorporated by reference to the Company's Registration Statement on Form S-1, SEC File No. 333-25065.
** Incorporated by reference to the Company's Registration Statement on Form S-1, SEC File No. 333-42965.
*** Incorporated by reference to the Company's Registration Statement on Form S-4, SEC File No. 333-42979
^ Confidential Treatment has been granted for portions of this document. The redacted material has been filed separately with the Commission.

Item 17. Undertakings.

(a)     Rule 415 Offering

The undersigned Registrant hereby undertakes:

     (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement to include any material information with respect to the plan of distribution not previously disclosed in this Registration Statement or any material change to such information in this Registration Statement;

     (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities as that time shall be deemed to be the initial bona fide offering thereof;

     (3) To remove from registration by means of post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b)     Filings Incorporating Subsequent Exchange Act Documents by Reference

     The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in this Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c)     Indemnification for Liabilities

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the

Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                            SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Fairfield, state of Iowa, on August 21, 1998.



                                         TELEGROUP, INC.


                                      By: /s/ Clifford Rees
                                         -----------------------------
                                         Clifford Rees, President and
                                         Chief Executive Officer

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated on August 21, 1998.

     Signature                                   Title
     ---------                                   -----

 /s/ Fred Gratzon
---------------------------            Chairman of the Board and Director
     Fred Gratzon

 /s/ Clifford Rees
---------------------------            Chief Executive Officer and Director
     Clifford Rees                        (Principal Executive Officer)

 /s/ Steven J. Baumgartner
---------------------------             President, Chief Operating Officer
     Steven J. Baumgartner              and Director

 /s/ Douglas A. Neish
---------------------------             Vice President-Finance, Chief
     Douglas A. Neish                   Financial Officer and Director
                                         (Principal Financial Officer)
 /s/ Gary Korf
---------------------------             Director of Finance and Controller
     Gary Korf                            (Principal Accounting Officer)

 /s/ Erik E. Stakland
---------------------------             Senior Vice President-Global Retail
     Erik E. Stakland                   Businesses and Services and Director

/s/ J. Sherman Henderson III
---------------------------             Director
    J. Sherman Henderson III

/s/ Rashi Glazer
---------------------------             Director
    Rashi Glazer

                          EXHIBIT INDEX


Exhibit
Number               Description
-------              -----------

*2.1 Plan and Agreement of Reorganization Between the Company, George Apple and Telegroup South Europe, Inc. Dated September 6, 1996

*2.2 Plan and Agreement of acquisition between the Company, Telecontinent, S.A. and Georges Apple dated September 6, 1996

 2.3 Agreement Between Fastnet UK Limited, Telegroup UK Limited, Giles Redpath and Telegroup, Inc. (Incorporated by reference to Exhibit 10 to the Company's Form 8-K filed on December 9, 1997, SEC File No. 0-29284)

*3.1     Restated Articles of Incorporation of Telegroup, Inc.

*3.2     Form of Second Restated Articles of Incorporation of Telegroup, Inc.

*3.3     Bylaws of Telegroup, Inc.

*3.4     Form of Amended and Restated Bylaws of Telegroup, Inc.

*4.1     Form of Common Stock Certificate of Telegroup, Inc.

*4.2     Reference is made to Exhibits 3.1, 3.2, 3.3 and 3.4

*4.3     Note and Warrant Purchase Agreement dated as of November 27, 1996

*4.4     Form of Warrant to Purchase Class A Common Stock of Telegroup, Inc.

*4.5 Indenture dated as of November 27, 1996 between Telegroup, Inc. and The Chase Manhattan Bank

 4.6 Indenture for 8.0% Convertible Notes dated September 30, 1997 (Incorporated by reference to Exhibit 4.1 to the Company's Form 10-Q for the quarter-ended September 30, 1997, SEC File No. 0-29284)

 4.7 Indenture for 10.5% Senior Discount Notes dated October 23, 1997 (Incorporated by reference to Exhibit 4.2 to the Company's Form 10-Q for the quarter-ended September 30, 1997, SEC File No. 0-29284)

 5.1     Opinion of Marcus & Thompson, P.C.

*10.1 Loan Agreement Dated as of March 28, 1997 by and between the Company and American National Bank and Trust Company of Chicago

*10.1.1 First Amendment to Loan Agreement between the Company and American National Bank and Trust Company of Chicago dated as of June 6, 1997.

*10.2    Amended and Restated 1996 Telegroup, Inc. Stock Option Plan

*10.3    Form of Employment Agreement between the Company and Fred Gratzon

*10.4    Form of Employment Agreement between the Company and Clifford Rees

*10.5    Form of Indemnification Agreement

*10.6 Registration Rights Agreement among Telegroup, Inc., Greenwich Street Capital Partners, L.P., Greenwich Street Capital Offshore Fund, Ltd., TRV Employees Fund, L.P., The Travelers Insurance Company and The Travelers Life and Annuity Company Dated as of November 27, 1996

*10.7 Form of Registration Rights Agreement between the Company and certain Shareholders of the Company

*^10.8   Agreement between Telegroup, Inc. and New T & T Hong Kong Limited

*^10.9 Resale Solutions Switched Services Agreement between Sprint Communications Company L.P. and Telegroup, Inc.

*10.10   Form of Employment Agreement between the Company and John P. Lass

*10.11   Form of Employment Agreement between the Company and Ron Jackenthal

*10.12 Form of Employment Agreement between the Company and Certain Executive Officers

***10.13 Notes Registration Rights Agreement between the Company and Smith
         Barney Inc., and Alex Brown Incorporated Dated as of October 23, 1997

**10.14 Registration Rights Agreement between the Company and Smith Barney Inc. Dated as of September 30, 1997

23.1     Consent of KPMG Peat Marwick LLP

23.2    Consent of Marcus & Thompson, P.C. (to be included in Exhibit 5.1)

* Incorporated by reference to the Company's Registration Statement on Form S-1, SEC File No. 333-25065.
** Incorporated by reference to the Company's Registration Statement on Form S-1, SEC File No. 333-42965.
*** Incorporated by reference to the Company's Registration Statement on Form S-4, SEC File No. 333-42979
^ Confidential Treatment has been granted for portions of this document. The redacted material has been filed separately with the Commission.